UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Global Defense Technology & Systems, Inc.
(Name of Subject Company)

Global Defense Technology & Systems, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37950B107
(CUSIP Number of Class of Securities)

John Hillen
President and Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011
703-738-2840
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jeffrey Grill, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N St. NW Washington, DC 20037 202-663-800	Lawrence T. Yanowitch, Esq. Lawrence R. Bard, Esq. Morrison & Foerster LLP 1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 (703) 760-7700

[    ]        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

            The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9, together with any Exhibits or Annexes hereto (this "Schedule 14D-9"), relates is Global Defense Technology & Systems, Inc., a Delaware corporation ("GTEC" or the "Company"). The address of the principal executive offices of the Company is 1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011. The telephone number for GTEC at that address is 703-738-2840.

Securities

            The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock" or the "Shares"). As of the close of business on March 1, 2011, there were (i) 9,243,812 Shares issued and outstanding, including 132,380 restricted Shares issued under awards granted under the Company's equity incentive plans, and (ii) 1,004,805 Shares issuable upon the exercise of outstanding options issued under awards granted under the Company's equity incentive plans.

Item 2. Identity and Background of Filing Person

Name and Address

            The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above under the heading "Name and Address." The Company's website address is www.gtec-inc.com. The information on the Company's website should not be considered part of this statement.

Tender Offer

            This Schedule 14D-9 relates to a tender offer by Sentinel Acquisition Corporation, a Delaware corporation (the "Purchaser") and a direct, wholly-owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware limited partnership ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated March 7, 2011 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding Shares at a purchase price of $24.25 per share (such price, or any per Share price paid in the Offer, the "Per Share Amount"), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"). The Schedule TO was filed with the Securities and Exchange Commission (the "SEC") on March 7, 2011. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference. Parent and Purchaser are affiliates of Ares Corporate Opportunities Fund III, L.P. ("Ares" or the "Equity Contributor") and Ares Management LLC, a global alternative asset manager and SEC registered investment adviser with approximately $39 billion of committed capital under management and approximately 360 employees as of December 31, 2010. ("Ares Management").

            The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 2, 2011, by and among Parent, the Purchaser and GTEC (as such agreement may be amended from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation and a direct, wholly-owned subsidiary of Parent. Each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held in the treasury of the Company and Shares owned by Parent or the Purchaser, all of which will be canceled and cease to exist, and any Shares owned by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive an amount in cash equal to the Per Share Amount, without interest thereon and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. A copy of the Merger Agreement and Schedule TO may also be found at www.gtec-inc.com by clicking on "Investors" and then "SEC Filings."

            The Offer will expire at 11:59 p.m., New York City time, on Friday, April 1, 2011, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

            As set forth in the Schedule TO, the address of the principal executive offices of Parent and the Purchaser is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067 and the telephone number is (310) 201-4100.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

            Except as set forth below in this Item 3 or Item 4, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the "Information Statement"), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, and (1) its executive officers, directors or affiliates; or (2) Parent, the Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with the replacement of the directors of the Company by the directors of the Purchaser immediately following the Effective Time.

(a)       Arrangements with Current Executive Officers and Directors of the Company

    Information Statement

            Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

            In the case of each plan or agreement discussed below or in the Information Statement to which the term "change of control" applies, unless otherwise stated, the consummation of the Offer would constitute a change of control.

    Interests of Certain Persons

            Certain members of management and the board of directors of GTEC (the "GTEC Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The GTEC Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby and recommending that stockholders accept and tender Shares in the Offer. Except for the pre-existing agreements described below, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Purchaser, Ares, Ares Management or the Company, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

    Equity Awards Granted under the Company's Stock Incentive Plans

            As of the Effective Time, each outstanding option to purchase Shares that was granted under the Company's equity based compensation plans (collectively, the "Company Options"), will fully accelerate (to the extent not previously vested by its terms) and will be canceled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the amount, if any, by which the Per Share Amount exceeds the per share exercise price of such Company Option and (B) the number of Shares into which such Company Option is exercisable.

            As of the Effective Time, each unvested restricted share issued under a restricted award granted under the Company's equity based compensation plans (each, a "Company RSA"), will be canceled in exchange for a payment (less applicable withholding taxes) equal to the Per Share Amount.

            As of the Effective Time, each unvested cash settled stock unit issued by the Company as director compensation to Mr. Damian Perl (each, a "Company CSU"), will fully accelerate and will be canceled in exchange for a payment (less applicable withholding taxes) equal to the Per Share Amount.

            The table below shows the amount in cash that each executive officer and director is expected to receive, based on equity awards held as of March 1, 2011, as a result of the cancellation of all Company Options, Company RSAs and Company CSUs held by the Company's executive officers and directors.

Name of Officer or Director	Company Options	Company RSAs	Company CSUs	Total
Joseph M. Cormier	$992,500	$848,750	—	$1,841,250
John J. Devine	$196,510	$134,927	—	$331,437
Alexander Drew	$854,087	—	—	$854,087
Jacques Gansler	$196,510	$134,927	—	$331,437
Kirk Herdman	$722,981	—	—	$722,981
John Hillen	$2,514,850	$1,535,825	—	$4,050,675
Ronald C. Jones	—	—	—	—
Timothy Jones	$602,547	—	—	$602,547
Damian Perl	—	—	$62,153	$62,153
Eric S. Rangen	$107,700	$134,927	—	$242,627
Michael Weixel	$383,105	—	—	$383,105
Thomas Wilson	$196,510	$134,927	—	$331,437

Total	$6,697,300	$2,924,283	$62,153	$9,753,736

    Employment Agreements

            Among the Company's executive officers, Joseph M. Cormier, John Hillen and Ronald C. Jones are parties to employment agreements with the Company that contain special severance provisions that are triggered by certain terminations of employment following a change of control of the Company. This description, and the description in Annex I hereto, of the employment agreements is qualified in its entirety by reference to the employment agreements filed as Exhibits (e)(8) through (10) hereto, which are incorporated herein by reference. Dr. Hillen's employment agreement provides that if his employment is terminated by the Company without cause or by Dr. Hillen for good reason, in either case within six months after a change of control, he would be entitled to receive 200% of his annual salary and 200% of his target incentive bonus. Under the same circumstances, pursuant to their respective employment agreements Messrs. Cormier and Jones would be entitled to 150% and 100% of their annual salaries, respectively, and 100% of their target incentive bonuses. Such payments will be made in a lump sum if the change of control event is a change in ownership or effective control of the

Company under Section 409A of the Internal Revenue Code of 1986, as amended. The consummation of the Offer will constitute a change in ownership or effective control of the Company.

            "Cause" is defined in each executive's employment agreement as:

    •
    willfully failing to perform his duties in a material manner if such failure is not discontinued promptly after written notice to the executive;

    •
    being charged with or indicted for a felony or other crime casting doubt on the executive's trustworthiness or integrity;

    •
    knowingly and/or materially breaching certain covenants of the agreement;

    •
    committing any act of dishonesty that is intended to result in personal enrichment of the executive at our expense; or

    •
    in bad faith, committing any act or omitting to take any action, to our material detriment.

            "Good Reason" is defined in each executive's employment agreement as the occurrence, without the executive's written consent, of any of the following circumstances unless such circumstances are fully corrected prior to the date of termination specified in the notice of termination given by the executive:

    •
    the assignment to the executive of any duties materially and adversely inconsistent with his position as set forth in the agreement including, but not limited to status, office or responsibilities;

    •
    a change in the executive's reporting relationship such that he no longer reports directly to the Board;

    •
    a material breach by us of any provision of the agreement after receipt of written notice from the executive and failure by us to cure the breach within 30 days; or

    •
    the relocation of the executive's office as assigned to him by us to a location more than 50 miles from his office prior to the date of such relocation, except for travel reasonably required in the performance of the executive's responsibilities.

            No payments are owed to any of the executive officers under the terms of the agreements if the executive voluntarily terminates employment, is terminated for cause, or whose employment terminates as a result of death or disability.

            Based on compensation and benefit levels as of March 1, 2011, and assuming that each executive officer experiences a qualifying termination of employment in connection with the Merger within six months after the consummation of the Offer, the executive officers would be entitled to receive the following cash severance payments under their employment agreements. The aggregate value of any outstanding equity awards (if any) in connection with which payments will be made to the executive officers is shown on the table under " - Equity Awards Granted under the Company's Stock Incentive Plans" above.

Name of Officer	Lump Sum Salary Cash Payment	Target Incentive Bonus Payment	Total
Joseph M. Cormier	$465,000	$201,500	$666,500
John Hillen	$800,000	$640,000	$1,440,000
Ronald C. Jones	$300,000	$150,000	$450,000

Total	$1,565,000	$991,500	$2,556,500

            Receipt of these payments is conditioned on the executive officer signing a standard release of claims. These payments will also be forfeited in the event the executive officer violates certain non-competition, non-solicitation and non-disparagement covenants within a one year period following the date of the executive officer's termination of employment.

    Director and Officer Exculpation, Indemnification and Insurance

            The Company has included in its Amended and Restated Certificate of Incorporation (the "Charter"), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent permitted under Delaware law. In addition, the Amended and Restated Bylaws of the Company (the "Bylaws") provide that the Company is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL") in the event that any one of them is made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by him or her in connection with any such proceeding.

            The Company also has entered into indemnification agreements with each of its directors and executive officers requiring the Company to indemnify and hold harmless each of its directors and executive officers to the fullest extent authorized or permitted by the provisions of the Charter, Bylaws and the DGCL. This description of the indemnification agreements between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

            In addition, the Merger Agreement provides that from and after the Effective Time, Parent and the Purchaser will:

    •
    assume all obligations to indemnify and exculpate from liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current or former directors or officers of the Company and its subsidiaries as provided in the Charter, the Bylaws and any indemnification agreements between the Company and its directors and officers, until the expiration of the applicable statute of limitations with respect to any claims against such directors and officers arising out of such acts or omissions;

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    for a period of six years from the Effective Time, maintain the Company's directors' and officers' insurance, or a comparable policy, with respect to events occurring prior to the Effective Time for all persons who were covered by such insurance as of the date of the Merger Agreement; Parent may also cause the Company to obtain, or the Company may choose to obtain, on or prior to the closing of the Merger, a prepaid, or "tail," directors' and officers' liability insurance policy at Parent's expense, as long as the material terms of which, including coverage and amount, are no less favorable to the Company's directors and officers than the Company's current directors' and officers' insurance policy;

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    to the fullest extent permitted by law, indemnify, defend and hold harmless, and provide advancement of expenses to, the current and former officers and directors of the Company and its subsidiaries against all losses (other than losses due to a material breach of the Merger Agreement or criminal conduct) as incurred to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the Effective Time in connection with duties as an officer or director of the Company or its subsidiaries, including in respect of the Merger Agreement, the Merger and the Offer; and

    •
    if, following the Effective Date, Parent or the Company or any of their respective successors or assigns (A) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any person, or if Parent dissolves or dissolves the Company, Parent will cause the successors or assigns of Parent or the Company, as applicable, assume Parent's or the Company's indemnification obligations.

(b)       Arrangements with Affiliates of Ares

    Merger Agreement

            The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

            The representations and warranties included in the Merger Agreement were made by GTEC, the Purchaser and Parent for the benefit of each other for purposes of the Merger Agreement. These representations and warranties were made as of specific dates and are in some cases subject to important qualifications, limitations and supplemental information agreed to by GTEC, the Purchaser and Parent in connection with negotiating the terms of the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk among GTEC, the Purchaser and Parent or establishing the circumstances in which the Purchaser and Parent are not obligated to close the Offer if the representations and warranties of GTEC prove to be untrue due to a change in circumstance or otherwise, rather than to establish matters as facts. Moreover, the representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders, and information concerning the subject matter of such representations and warranties may change after the dates specified in the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties and other provisions of the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and the Offer to Purchase provided by Parent and the Purchaser for information regarding the parties. Although the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the parties to the Merger Agreement as of a specific date, any specific material facts that qualify the representations and warranties in the Merger Agreement have been disclosed in this Schedule 14D-9 or in the information incorporated by reference herein, as applicable.

    Cash Consideration Payable Pursuant to the Offer

            If the Company's directors and executive officers tender for purchase all of the Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If the directors and executive officers tender all of their Shares (excluding Company RSAs, Company CSUs and the Shares issuable pursuant to the exercise of Company Options) for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser, the directors and executive officers would receive an aggregate of $102,183,728 in cash, without interest, less any required tax withholdings.

            The following table sets forth, as of March 1, 2011, for each director and executive officer of the Company, the cash consideration such individual would receive if such individual were to tender all of the Shares (excluding Company RSAs, Company CSUs and the Shares issuable pursuant to the exercise of Company Options) beneficially owned by such individual.

Name	Number of Shares	Aggregate Cash Payment
Joseph M. Cormier	12,009 (1)	$291,218
John J. Devine	5,556	$134,733
Alexander Drew	—	—
Jacques Gansler	1,281	$31,065
Kirk Herdman	9,064	$219,802
John Hillen	14,666 (2)	$355,650
Ronald C. Jones	360,000	$8,730,000
Timothy Jones	—	—
Damian Perl (3)	3,803,274	$92,229,395
Eric S. Rangen	1,281	$31,065
Michael Weixel	3,800	$92,150
Thomas Wilson	4,831	$117,152

TOTAL	4,213,764	$102,183,728

(1)
Includes 3,500 Shares owned indirectly by Joanne Mahoney Living Trust.
(2)
Includes 4,000 Shares owned indirectly by Hillen Family Trust.
(3)
Shares are owned by Contego Systems LLC (Contego). Contego is wholly owned and managed by Kende Holding kft (Kende). Kende is 99.98% owned and controlled by Global Strategies Group Holding, S.A. (GLOBAL), which is controlled by Mr. Perl. As a result, Mr. Perl has shared voting and investment power as to the Shares. See " – Tender and Voting Agreement" below for a discussion of Contego's obligation to tender these Shares in the Offer.

    Treatment of GTEC Equity Awards; Section 16 Matters

            The Merger Agreement provides that, at the Effective Time, Company Options, Company RSAs and Company CSUs will be treated as follows, as further described above:

  •
  Stock Options.  As of the Effective Time, each Company Option will fully accelerate (to the extent not previously vested by its terms) and will be canceled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the amount, if any, by which the Per Share Amount exceeds the per share exercise price of such Company Option and (B) the number of Shares into which such Company Option is exercisable.

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  Restricted Shares.  As of the Effective Time, each unvested Company RSA will fully accelerate and will be canceled in exchange for a payment (less applicable withholding taxes) equal to the Per Share Amount.

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  Cash Settled Stock Units.  As of the Effective Time, each unvested Company CSU will be canceled in exchange for a payment (less applicable withholding taxes) equal to the Per Share Amount.

            Pursuant to the Merger Agreement, GTEC agreed to take actions reasonably required to cause the dispositions of Company Options, Company RSAs and Company CSUs as described above to be exempt under Rule 16b-3 of the Exchange Act.

    Effect of the Offer on Employee Benefits

            Under the Merger Agreement, Parent has agreed that for a period of one year following the Merger it will provide employees of the Company and its subsidiaries with base compensation, incentive compensation opportunities (exclusive of equity-based compensation) and employee benefits that are no less favorable than those provided by the Company or the applicable subsidiary prior to the Merger.

            In connection with the Merger, to the extent permitted by applicable law and the applicable employee benefit plans, Parent has agreed to ensure that each employee of the Company or its subsidiaries as of the Effective Time receives credit under any employee benefit plan of Parent that qualifies as an "employee benefit plan" under Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA") for such employee's service to the Company or the applicable subsidiary prior to the Effective Time with respect to such things as determining eligibility to participate, level of benefits, benefit accruals and vesting.

    Tender and Voting Agreement

            Concurrently with entering into the Merger Agreement, Parent and the Purchaser entered into a Tender and Voting Agreement (the "Tender Agreement") with Contego Systems LLC, a Delaware limited liability company (the "Tendering Stockholder"). The Tendering Stockholder is wholly owned and managed by Kende Holding kft (Kende). Kende is 99.98% owned and controlled by Global Strategies Group Holding, S.A. ("GLOBAL"). GLOBAL is controlled by Damian Perl, one of the members of the Company's board of directors. Pursuant to the Tender Agreement, the Tendering Stockholder has agreed, among other things, to tender all Shares held by it on the date of the Tender Agreement, or acquired after that date, to the Purchaser in the Offer and, if a stockholder vote is conducted with respect to the Merger, to vote such Shares in favor of the Merger. Based on information provided by the Tendering Stockholder, an aggregate of 3,803,274 Shares, representing approximately 39% of the outstanding Shares (calculated on a fully diluted basis in the same manner as the Minimum Tender Condition (as defined in the Merger Agreement)) as of March 1, 2011, will be tendered by the Tendering Stockholder in the Offer.

            Pursuant to the Tender Agreement, the Tendering Stockholder has agreed to tender (and not to withdraw) such Shares no later than the 10th business day following commencement of the Offer (or, with respect to any Shares acquired after the date of the Tender Agreement, within three business days after acquisition of the additional Shares). Except as otherwise agreed to in writing by Parent in advance, the Tendering Stockholder has also agreed that, at any meeting of the Company stockholders, however called, or in connection with any written consent of the Company stockholders, the Tendering Stockholder will vote (or cause to be voted) such Shares:

•
in favor of the Merger and the Merger Agreement and any other matter that is required to be approved by the stockholders of the Company in order to effect the transactions contemplated by the Merger Agreement; and

•
against (A) any Company Takeover Proposal (as defined in the Merger Agreement), (B) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and (C) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Offer or the Merger or the fulfillment of Parent's, the Purchaser's or the Company's conditions under the Merger Agreement or the Offer Documents, or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Charter or Bylaws).

            The Tender Agreement also restricts the transfer of the Tendering Stockholder's Shares. The covenants and agreements to tender and vote the Tendering Stockholder's Shares pursuant to the Tender Agreement will terminate upon the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) the date of termination of the Merger Agreement and (iii) an Adverse

Recommendation Change (as defined in the Merger Agreement). The Tender Agreement itself terminates upon the earliest of (i) termination of the Offer, (ii) the Effective Time, (iii) the date on which the Merger Agreement is validly terminated, (iv) an Adverse Recommendation Change, and (v) any change to the terms of the Offer adverse to the Tendering Stockholder made without the prior written consent of the Tendering Stockholder.

            This summary is qualified in its entirety by reference to the Tender Agreement, the form of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

    Confidentiality Agreement

            ACOF Operating Manager III, LLC ("Equity Contributor Manager"), the Manager of the Equity Contributor and the Company (through Cowen and Company LLC acting as agent for the Company) entered into a confidentiality agreement on February 11, 2011 (the "Confidentiality Agreement") in connection with both parties' evaluation of a potential acquisition of the Company by Parent. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, the Equity Contributor Manager agreed to keep confidential all non-public information received from the Company. The Equity Contributor Manager also agreed that the non-public information furnished pursuant to the Confidentiality Agreement would be used solely for the purpose of evaluating and negotiating the potential transaction.

            In addition, the Equity Contributor Manager agreed that for a period of two years from the date of the Confidentiality Agreement, unless the Merger or another acquisition of a controlling interest in the Company is consummated, it and its affiliates will not and will not encourage or assist others to, except in connection with the Merger (i) acquire any of the Company's assets or businesses, any voting equity securities issued by the Company, any obligations of the Company or any rights to acquire any of the same; (ii) seek or propose to influence or control the management or policies of the Company or to obtain representation on the GTEC Board, to participate in the solicitation of any proxies or consents with respect to any securities of the Company or to make any public announcement with respect to any of the foregoing; (iii) enter into any discussions, arrangements or understandings with any third party regarding any of the foregoing or (iv) seek permission to do any of the foregoing.

            Under the Confidentiality Agreement, the Equity Contributor Manager also agreed that for a period of two years from the date of the Confidentiality Agreement, neither it nor any affiliates to which confidential information was provided will, directly or indirectly, solicit for employment any employees of the Company with whom it has contact or who became aware during the evaluation of a possible transaction involving the Company. However, the foregoing will not preclude the Equity Contributor Manager from employing any such person who contacts it on his or her own initiative without any direct or indirect solicitation (not including a general solicitation of employment not specifically directed towards employees of the other party) by or encouragement from Parent.            See Item 4(b) for more information regarding the discussions between Parent and the Company regarding the Confidentiality Agreement.

            This summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

    Exclusivity Agreement

            The Equity Contributor and the Company entered into an Exclusivity Agreement on February 21, 2011 (the "Exclusivity Agreement"), which set forth the terms on which the Equity Contributor and the Company would agree to continue to engage in discussions or negotiations regarding the potential acquisition of the Company. The Company agreed that, among other things, for a period beginning on the date of the letter and continuing until March 2, 2011, it would not, and would not permit any of its directors, officers, employees, agents (including financial and legal advisors)

and other representatives to (i) except as required by law, disclose that discussions were taking place between the Company and the Equity Contributor regarding a potential acquisition of the Company or any of the terms, conditions or other facts with respect to any possible transaction between the Company and the Equity Contributor; (ii) solicit, initiate or encourage submission of any Business Combination Proposal (as defined below); (iii) recommend, propose or enter into any commitment, agreement, agreement in principal or other understanding (whether or not legally binding) relating to a Business Combination Proposal; (iv) cooperate in any way with any efforts or attempts by any person to pursue, propose or effect any Business Combination Proposal, including making available any information or Company representatives for such a purpose or (v) otherwise take any action to frustrate the consummation of an acquisition of the Company by Parent.

            A "Business Combination Proposal" was defined as any (a) potential business combination or merger with, sale of capital stock or securities of or by, investment in, or any similar transaction with, the Company or any of its subsidiaries; (b) sale of all or any substantial part of the assets of the Company or any of its subsidiaries other than in the ordinary course of business, consistent with past practice; (c) refinancing, restructuring or recapitalization of the Company or any of its subsidiaries or (d) any other transaction inconsistent with the transaction being discussed with the Equity Contributor.

            The Company also agreed that it would promptly advise Parent of any contacts from a third party regarding a Business Combination Proposal. See Item 4(b) for more information regarding the discussions between the Equity Contributor and the Company regarding the Exclusivity Letter.

            This summary is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

    Guaranty

            Concurrently and in connection with the Merger Agreement, the Equity Contributor provided a guaranty in favor of the Company (the "Guaranty"), dated as of March 2, 2011. Pursuant to the Guaranty, as an inducement to the Company to enter into the Merger Agreement, the Equity Contributor agreed to irrevocably and unconditionally guarantee the payment obligations of the Purchaser and the Parent under the Merger Agreement, as and when due; provided, however, that in no event is the aggregate liability of the Equity Contributor under the Guaranty to exceed $100 million, it being understood and agreed that the Guaranty may not be enforced against the Equity Contributor without first giving effect to the $100 million limit and Section 4, Section 6 and Section 11(g) of the Guaranty (which are the Sections relating to sole remedy, termination and specific performance). The Guaranty is one of payment, not of collection, and is binding on Guarantor, its successors and assigns until the obligations arising under the Guaranty are satisfied in full. The obligations of the Equity Contributor under the Guaranty are subject to certain customary conditions as set forth more fully therein.

            This summary is qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

    Equity Commitment Letter

            Concurrently and in connection with the Merger Agreement, the Equity Contributor entered into an Equity Commitment Letter (the "Equity Commitment Letter"), dated as of March 2, 2011, with the Parent and the Company. Pursuant to the Equity Commitment Letter, as an inducement to the Company to enter into the Merger Agreement, the Equity Contributor has provided an equity commitment of up to $320 million for the purpose of funding, and to the extent necessary to fund, the aggregate offer price, the aggregate consideration paid in connection with the Merger pursuant to and in accordance with the Merger Agreement and the repayment of indebtedness of the Company that comes due in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, together with related fees and expenses. The obligations of the Equity Contributor under the Equity Commitment Letter are subject to certain customary conditions as set forth more fully therein.

            This summary is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

    Representation on the Company's Board of Directors

            Pursuant to the terms of the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, Parent or the Purchaser will be entitled to designate such number of directors to the GTEC Board equal to at least such number of directors, rounded up to the nearest whole number, that is the product of (1) the total number of directors on the GTEC Board (giving effect to the directors elected or appointed pursuant to this sentence) and (2) the percentage of GTEC's total outstanding Shares that the Purchaser accepts for payment or otherwise owns; provided, that until the Effective Time, the GTEC Board must have at least three independent directors (as defined in Rule 10A-3 under the Exchange Act) (the "Independent Directors"). As a result, Parent will have the ability to designate at least a majority of the GTEC Board following consummation of the Offer. Notwithstanding the foregoing, these Board representation rights are subject to obtaining any and all required approvals under the Security Control Agreement, dated as of September 16, 2010, between Tendering Stockholder and certain of its affiliates, GTEC and the United States Department of Defense.

            After the election or appointment of the directors designated by Parent to the GTEC Board and prior to the Effective Time, under the terms of the Merger Agreement, the affirmative vote of a majority of the Independent Directors of the GTEC Board is required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) extend the time of performance of, or waive, any of the obligations or other acts of Parent or the Purchaser under the Merger Agreement, or to exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, if such would adversely affect the Company's stockholders, (iii) except as specifically provided or required by the Merger Agreement, amend the Charter or Bylaws in a manner that would reasonably be expected adversely to adversely affect the Company's stockholders or (iv) take any other action or make any other determination of the GTEC Board under or in connection with the Merger Agreement or the transactions contemplated by it if it would reasonably be expected to adversely affect the Company's stockholders.

            This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

(a)  Recommendation

            At a meeting held on March 2, 2011, the GTEC Board:

(1) authorized and approved the execution, delivery and performance of the Merger Agreement;
(2) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement;

(3) determined that the terms of the Merger Agreement, the Merger, the Offer and the transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and the Company's stockholders; and

(4) recommended that the Company's stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

            Accordingly, the GTEC Board recommends that the holders of Common Stock accept the Offer, tender their shares of Common Stock pursuant to the Offer, and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

(b)  Background and Reasons for the Recommendation

    Background of the Offer

            In May 2009, prior to the Company's November 2009 initial public offering of its shares of Common Stock (the "IPO"), the Company engaged Cowen and Company, LLC ("Cowen") to act as exclusive financial advisor for a possible sale transaction, with a right to act as sole lead book-runner and lead managing underwriter if the Company decided to pursue the IPO. The exploration of a potential sale transaction was conducted from the summer of 2009 until early November 2009 (the "2009 Process"). During the 2009 Process, Cowen and the Company contacted 101 potentially interested parties, both strategic and financial, to ascertain their interest in the Company. Of the 101 potential interested parties contacted, 62 executed non-disclosure agreements and 56 received business and financial information about the Company. Additionally, 17 potential interested parties met formally with the Company, eight submitted formal initial indications of interest and certain interested parties conducted meaningful diligence on the Company. After considering in detail the indications of value provided by the potential interested parties, the GTEC Board and senior management at the Company decided to move forward with the IPO, which would provide the Company with the financial resources necessary to execute its growth plan involving strategic acquisitions of other companies in its industry.

            Since the Company determined that no third party presented an indication of value sufficient to preempt its IPO roadshow that began in early November, GTEC completed its $63 million IPO on November 25, 2009. Since the IPO, GTEC's management has continued to gauge the market's interest in the Company and from time to time has learned of interest from potential third parties regarding an acquisition of all or part of the Company. In addition, from time to time, the GTEC Board has proactively considered strategic transactions as a means of maximizing stockholder value.

            During March 2010, the Company received a written expression of interest from a potential strategic buyer. The GTEC Board authorized management to engage in discussions with the interested party. Although discussions continued for a number of weeks, these discussions did not result in a transaction.

            During August 2010, the Company received a second written expression of interest from a different potential strategic buyer. For a number of reasons, including the offer price and the form of consideration proposed, the GTEC Board elected not to enter into discussions with the interested party regarding a potential transaction.

            On September 3, 2010, at a regularly scheduled meeting of the GTEC Board, the GTEC Board discussed the Company's business plan for 2011. There were discussions among the GTEC Board regarding the proposed acquisition of Zytel Corporation ("Zytel"), which would be the Company's first acquisition since the IPO and a significant milestone as GTEC's business plan provided for an aggressive growth strategy. The GTEC Board also discussed GTEC's current stock price, the status of the overall stock market, the outlook for the defense-intelligence business sector, and what kinds of strategic alternatives to its current business plan GTEC might consider, if any. The GTEC Board approved the acquisition of Zytel and authorized management to contact Cowen to conduct an independent analysis of GTEC's strategic alternatives.

            On September 13, 2010, the Company executed a stock purchase agreement providing for its strategic acquisition of Zytel.

            On September 24, 2010, at a meeting of the GTEC Board, representatives from Cowen presented to the GTEC Board a review of the market environment, market performance of the Company and strategic alternatives available to the Company. In exploring the Company's strategic alternatives, Cowen reviewed scenarios, including a sale of the Company to a strategic or a financial buyer, merger of equals with a similar-sized company, break up of the Company and sale of the Company's businesses, and pursuit of the existing plan. The GTEC Board did not adopt a new course of action at this meeting and agreed to either schedule an additional meeting to discuss strategic alternatives or to delay the discussion until its regularly scheduled November meeting.

            On October 1, 2010, the Company completed its strategic acquisition of Zytel.

            On November 3, 2010, at a regularly scheduled meeting of the GTEC Board, the GTEC Board continued to discuss the Company's business plan for 2011. There were discussions among the GTEC Board regarding GTEC's acquisition activity, including GTEC's proposed second acquisition, Signature Government Solutions, LLC ("Signature"). The GTEC Board also discussed the strategic alternatives available to the Company. The GTEC Board again chose not to adopt a new course of action, but the GTEC Board recommended further discussions regarding ongoing strategy at a telephonic GTEC Board meeting on December 3, 2010.

            On November 4, 2010, the Company executed a purchase agreement providing for the strategic acquisition of Signature.

            On December 3, 2010, the GTEC Board met to discuss the Company's ongoing business plan as well as the presentation Cowen delivered on September 24, 2010 on the strategic alternatives available to the Company. The GTEC Board noted that further acquisitions would likely require additional sources of capital, such as an increased credit facility, the incurrence of term loans, or the issuance of additional equity. In evaluating the Company's stock price, the GTEC Board concluded that it would have a better indication of the Company's value and capacity to make further acquisitions in early January following the announcement of the Company's initial guidance for 2011 financial performance. The GTEC Board concluded that management should continue to implement GTEC's current business plan, but also authorized management to suggest to the GTEC Board a set of parameters and timing for having Cowen gauge interest in the market for a potential sale of GTEC or a merger of equals.

            On December 5, 2010, in order to implement the GTEC Board's direction and taking into account the inherent risk to the successful implementation of the Company's business plan, subject to further guidance from Cowen, the Company's management provided certain recommendations to the Board relating to the parameters for the sale process: (i) commence a strategic alternatives pursuit process after GTEC's release of 2011 earnings guidance, scheduled for the second week of January 2011, (ii) express a preference for an all cash transaction, (iii) engage in a targeted process aimed at the most likely suitors (to include both strategic and financial potentially interested parties), (iv) focus on reliable potentially interested parties with knowledge of GTEC or track record of deal activity in the defense-intelligence market, including any parties that had expressed an interest during the 2009 Process, (v) seek a quick process consistent with the practice for conventional public to public acquisition transactions, (vi) avoid long exclusivity periods, and (vii) conduct the process with the highest possible degree of confidentiality.

            On December 7, 2010, after receiving general support from the GTEC Board on the proposed parameters, members of the Company's management, including John Hillen, Ronald C. Jones and Joseph M. Cormier, had a conference call with a representative of Cowen to discuss the parameters. The representative of Cowen noted that the parameters were good general parameters and that Cowen would meet with the Company's management the following week to further refine the approach for targeting potentially interested parties.

            On December 14, 2010, members of the Company's management, including Ron Jones and Joe Cormier, met with Company A to review the Company's current business operations and public financial statistics.

            On December 18, 2010, the Company completed its strategic acquisition of Signature.

            On January 7, 2011, during an informal meeting, Cowen reviewed with the GTEC Board the process that Cowen would undertake in exploring a potential sale or merger of equals of the Company, which process incorporated the discussions with Company management described above, and the list of potentially interested parties. Upon the GTEC Board's request, Cowen was instructed to contact 11 identified potentially interested parties, including Company A (which list was subsequently reduced to 10, six of which were strategic potentially interested parties and four of which were financial potentially interested parties).

            On January 19, 2011, the Company announced that it raised its fourth quarter 2010 revenue and earning per share guidance and provided initial 2011 revenue and earnings per share guidance.

            On January 24, 2011, the Company and Company A executed a non-disclosure agreement pursuant to which the Company would furnish Company A, on a confidential basis, certain information concerning the Company for the purpose of Company A's evaluation of a possible transaction between the Company and Company A. The non-disclosure agreement also contained a standstill covenant pursuant to which Company A agreed, subject to certain conditions, not to attempt to acquire or otherwise seek control of the Company, on an unsolicited basis, prior to January 24, 2014.

            Also on January 24, 2011, representatives from the Company's management team, including Ron Jones and Joe Cormier, met with the certain members of Company A to exchange non-public financial information.

            On January 31, 2011, the Company and Company B, which was one of the potentially interested parties contacted by Cowen, executed a non-disclosure agreement pursuant to which the Company would furnish Company B, on a confidential basis, certain information concerning the Company for the purpose of Company B's evaluation of a possible transaction between the Company and Company B. The non-disclosure agreement also contained a standstill covenant pursuant to which Company B agreed, subject to certain conditions, not to attempt to acquire or otherwise seek control of the Company, on an unsolicited basis, prior to January 31, 2012.

            On February 2, 2011, at a regularly scheduled meeting of the GTEC Board, Cowen provided an analysis of various strategic alternatives and an update on the process, which described the preliminary discussions with third parties, including those that had expressed a degree of interest, as well as a review of the Company's financing options in the then-current market environment. The GTEC Board engaged in discussions regarding GTEC stock performance, financial performance and acquisition strategy. There were also discussions regarding timeframes of the various strategies. After a discussion regarding the strategic alternatives, the GTEC Board decided that it was in the best interests of the GTEC stockholders to focus the Company's efforts on entertaining indications of interest with respect to the Company. The Company's legal advisor, Pillsbury Winthrop Shaw Pittman LLP ("Pillsbury"), advised the GTEC Board of their fiduciary responsibilities as directors of a Delaware corporation in connection with a sale or merger of equals process. The GTEC Board decided that the timeframe to pursue a strategic transaction should be kept to a minimum so as not to disrupt the day-to-day management and business operations longer than necessary to gauge true interest by potential acquirers and potential value to be achieved for stockholders. Management was also directed to continue to implement GTEC's 2011 business plan. Upon the advice of Pillsbury, although members of the Company's senior management were authorized to engage in discussion with any interested parties in order to try to supply them with information about the Company's business, strategy and prospects, they were advised not to negotiate the financial and business terms of the transaction or to engage in discussions with any of the interested parties with respect to certain matters, including post-transaction employment or equity arrangements.

            Also on February 2, 2001, Company A indicated to Ron Jones that Company A would not submit an offer to acquire the Company.

            On February 3, 2011, representatives from the Company including, including John Hillen, Joe Cormier and Ron Jones, and a representative from Cowen met with the certain representatives of Company B to exchange non-public financial information.

            On February 4, 2011, the Company and Company C, which was one of the potentially interested parties contacted by Cowen, executed a non-disclosure agreement pursuant to which the Company would furnish Company C, on a confidential basis, certain information concerning the Company for the purpose of Company C's evaluation of a possible transaction between the Company and Company C. The non-disclosure agreement also contained a standstill covenant pursuant to which Company C agreed, subject to certain conditions, not to attempt to acquire or otherwise seek control of the Company, on an unsolicited basis, prior to August 4, 2012.

            Also on February 4, 2011, the Company provided non-public business and financial information to Company C.

            On February 7, 2011, a representative of the Company met with a representative of Company B to discuss transaction process as well as the merits of a strategic transaction with the Company.

            On February 8, 2011, representatives of the Company, including John Hillen and Joe Cormier, and representatives of Cowen had a conference call with Company C to review the business operations of and financial information about the Company.

            Also on February 8, 2011, the Company and Company D, which was one of the potentially interested parties contacted by Cowen, executed a non-disclosure agreement, pursuant to which the Company would furnish Company D, on a confidential basis, certain information concerning the Company for the purpose of Company D's evaluation of a possible transaction between the Company and Company D. The non-disclosure agreement also contained a standstill covenant pursuant to which Company D agreed, subject to certain conditions, not to attempt to acquire or otherwise seek control of the Company, on an unsolicited basis, prior to February 8, 2012. That same day, Company D and representatives from the Company, including John Hillen, Ron Jones and Joe Cormier, and representatives of Cowen, met to review the business operations and financial metrics of the Company.

            Also on February 8, 2011, representatives from Ares, including Matthew Cwiertnia, and representatives from Ares' financial advisor, Wells Fargo Securities LLC ("Wells Fargo Securities"), had dinner with selected members of Company's management, including John Hillen and Joe Cormier, during which the parties were introduced and the Company's representatives provided Ares' representatives with an overview of the business and strategy of GTEC. Ares discussed its background, history and ability to be flexible with its possible investment into GTEC.

            On February 9, 2011, both the Company and Ares attended Cowen's 32nd Annual Aerospace/Defense Conference in New York City. The Company presented at the conference. At such conference, Matthew Cwiertnia of Ares was introduced to a representative of Cowen, who stated that Cowen had been retained by the GTEC Board as its financial advisor and the Company had recently begun to explore strategic alternatives, including a sale. Mr. Cwiertnia expressed Ares' interest in a possible purchase of the Company. In response, Cowen requested that Ares execute a confidentiality agreement as the initial step in Ares' participation in the Company's process.

            On February 11, 2011, the Company and Ares executed the Confidentiality Agreement, pursuant to which the Company would furnish Ares and its affiliates and representatives, on a confidential basis, certain information concerning the Company for the purpose of Ares' evaluation of a possible transaction between the Company and affiliates of Ares. The Confidentiality Agreement also contained a standstill covenant pursuant to which Ares agreed, subject to certain conditions, not to attempt to acquire or otherwise seek control of the Company, on an unsolicited basis, prior to February 11, 2013. For more information about the Confidentiality Agreement, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements, Arrangements with Affiliates of Ares—Confidentiality Agreement" above.

            Also on February 11, 2011, Company B submitted a written non-binding proposal to acquire all of the outstanding Shares of the Company for $23.00 per share, subject to diligence and other conditions, including a request for exclusivity through March 15, 2011. Company B's proposal was contingent on reaching agreements to retain certain unspecified key personnel of the Company. Company B stated it expected to deliver a draft merger agreement on February 18, 2011, to execute the agreement on March 2, 2011 and to close the contemplated acquisition on or before March 31, 2011.

            Also on February 11, 2011, Cowen indicated to Ares and Company D that the GTEC Board would be meeting on February 14, 2011 and that they should submit a formal offer to the Company prior to that meeting. Ares indicated that it would attempt to meet the deadline and suggested a conference call on February 12, 2011 with the Company's management. Company D indicated it would potentially submit an offer within a week, but that it would not be in a position to submit an offer before February 14, 2011.

            On February 11, 2011, Company C informed Cowen that it would need more time to evaluate a possible transaction.

            On February 12, 2011, representatives of Ares, including Matthew Cwiertnia, Daniel Lukas, and Dr. Ronald Sugar, a strategic advisor to Ares, representatives of the Company, including John Hillen and Joe Cormier, and Cowen held a conference call to discuss the Company's business, operations and prospects as well as to answer questions from representatives of Ares.

            On February 13, 2011, Ares submitted a written non-binding indication of interest to acquire all of the outstanding Shares of the Company for $24.00 per share, subject to diligence and other conditions, including a request for exclusivity for a three week period. Ares' proposal also included a "go-shop" provision, which would permit GTEC to seek additional acquisition proposals following execution of a definitive merger agreement.

            On February 14, 2011, the GTEC Board met to review the two written non-binding indications of interest from Company B and Ares. The Company's legal advisors, Pillsbury and Morrison & Foerster LLP ("Morrison & Foerster"), briefed the GTEC Board on the process for evaluation of the indications of interest as well as the GTEC Board's fiduciary responsibilities. Cowen provided an update on the indications of interest process, including the preliminary discussions with potential acquirers that Cowen had approached at the direction of the Company, including those four that had expressed a degree of interest. Cowen notes that, of the 10 identified potentially interested parties, all had been contacted by Cowen, six had not expressed interest and that Company's C and D, while expressing interest, had not yet submitted an indication of interest. The GTEC Board noted that Company B's offer did not identify the key personnel that Company B sought to retain, did not state whether Company B's Board had approved the transaction, and did not address a number of material terms and conditions of the proposed transaction. Cowen noted that Ares' indication of interest was only received late the prior evening and although preliminary, the share price offered was $1.00 higher than Company B's indication of interest and Ares' indication of interest also included a "go shop" period. After discussions, the GTEC Board authorized Morrison & Foerster to distribute a draft merger agreement to both Company B and Ares by February 16, 2011 and to grant access to both Company B and Ares to the Company's online data room, which contained detailed financial, operating and other information about the Company. Cowen was instructed to inform Company B that GTEC was unable to accept its indication of interest and grant exclusivity at this time due to the number of open items.

            During the week of February 14, 2011, Company B and Ares conducted a review of the Company's business and operations through the examination of confidential documents within the online data room, as well as in-person or conference call due diligence sessions with various members of the Company's management.

            On February 16, 2011, representatives from Ares, representatives from the Company, including John Hillen, Joe Cormier and Kirk Herdman, and representatives from Cowen and representatives from Wells Fargo Securities, participated in several meetings at Ares' offices to discuss further the Company's business and financial statements in detail.

            Also on February 16, 2011, Morrison & Foerster sent to Company B and Ares Management an initial draft of a proposed merger agreement.

            On February 17, 2011, Company D indicated to representatives of Cowen that Company D would not submit an offer to acquire the Company.

            On February 18, 2011, Ares submitted a revised written non-binding indication of interest to the Company that included suggested changes to the proposed merger agreement and reiterated Ares' offer price of $24.00 per share. The written offer also requested exclusivity through March 2, 2011.

            On February 18, 2011, Company B submitted a written offer to the Company confirming its $23.00 per share offer price and including suggested changes to the proposed merger agreement.

            On February 19, 2011, Morrison & Foerster and Proskauer Rose, Ares' legal counsel ("Proskauer"), had a conference call to clarify and discuss the suggested changes to the proposed merger agreement.

            On February 19, 2011, Morrison & Foerster contacted Company B's legal counsel to discuss the suggested changes and were not able to favorably resolve the material legal issues raised by the terms and conditions of Company B's offer.

            On February 20, 2011, the GTEC Board met to review the two written indications of interest from Company B and Ares. Cowen provided an update on the solicitation process, including the preliminary discussions with potentially interested parties that Cowen had approached at the direction of the Company, including those four that had expressed a degree of interest. Cowen explained that they went back to all other parties that had expressed a degree of interest, and none was prepared to actively engage in the ongoing process. Cowen provided statistics of the activity in the online data room—both by Company B and Ares—as well as a comparison of the relative stages Ares and Company B had reached in the diligence process. Morrison & Foerster presented the GTEC Board with a comparison of the comments received by each of Company B and Ares on GTEC's draft merger agreement and the various differences in conditions and clauses. Morrison & Foerster explained that, in the aggregate, Company B's comments to the draft merger agreement were more significant than Ares' comments. Company B (i) continued to require a number of GTEC executive officers to agree to retention agreements as a condition of closing (whereas Ares verbally indicated its desire to retain the Company's management and employees but it did not propose such a condition and no employment terms were proposed), (ii) proposed to expand the definition of Company Material Adverse Effect, which would create less certainty of closing, (iii) did not provide for a "go shop" period, and (iv) proposed a higher termination fee than the Ares' proposal. Cowen and Morrison & Foerster discussed how the process has been handled by each of Company B and Ares' respective financial and legal advisors. In addition, they noted that, although both Ares and Company B said they would require a tender support agreement from the Tendering Stockholder, Company B also required certain current members and one former member of management owning 8% of the Company's outstanding stock on a fully diluted basis to enter into a tender support agreement

            The GTEC Board and its financial and legal advisors discussed the differences between the two indications of interest, including the $1.00 difference in share price, and the GTEC Board's fiduciary duties under the circumstances.

            As both Ares and Company B were both requiring a period of exclusivity to proceed with further negotiations, the GTEC Board determined that it would be appropriate to grant a brief period of exclusivity to the one that was offering the most attractive transaction. After discussions regarding the two pending proposals and how the GTEC Board believed it was best to proceed, the GTEC Board authorized Cowen to raise the GTEC Board's concerns regarding Company B's proposal with Company B. In the event Company B elected not to increase the share price or improve the conditions of the offer, the GTEC Board authorized Cowen and management to approach Ares to seek any further improvement in Ares' indication of interest and to enter into an exclusivity arrangement with Ares on the terms presented to the Board and as may be improved as a result of any discussions between Ares and Cowen. In the event Company B elected to increase the share price or improve the conditions of the offer, the GTEC Board authorized Cowen and management to bring such proposal back to the GTEC Board for further review and guidance.

            Also on February 20, 2011, at the GTEC Board's direction, representatives of Cowen informed Company B that the $23.00 per share offer price was insufficient value and that the GTEC Board was requesting Company B to raise its offer price. Company B responded later that day that its offer of $23.00 per share would not be increased. At the same time, representatives of Cowen spoke with representatives of Ares, indicating that the GTEC Board had requested a higher offer price. As a result, later that day, subject to the terms of the letter delivered on February 18, 2011, Ares increased its offer price to $24.25 per share. Ares further reiterated its request for exclusivity until March 2, 2011 in order to complete its due diligence review and the negotiation of the transaction agreements.

            On February 21 and 22, 2011, the Company (pursuant to the GTEC Board's guidance given at its February 20, 2011 meeting) and Ares negotiated the Exclusivity Agreement, including an exhibit thereto that contained and agreed upon list of changes to the proposed merger agreement, which Morrison & Foerster had circulated on February 16, 2011. On February 22, 2001, the Company and Ares executed the Exclusivity Letter, which provided, among other things, that until March 2, 2011, the Company would not disclose that it and Ares were engaged in discussions regarding a possible acquisition of the Company by Ares and would not actively encourage the submission of a competing proposal. For more information about the Exclusivity Agreement, see "Arrangements with Affiliates of Ares—Exclusivity Agreement" above.

            On February 22, 2011, John Hillen informed the GTEC Board that the Exclusivity Letter had been executed. Dr. Hillen also provided the GTEC Board with a basic transaction timeline that contemplated a final review of the Merger Agreement on March 1, 2011 and, assuming approval of the Merger Agreement by the GTEC Board, a public announcement on March 2 or 3, 2011 and the closing of the Offer on March 31, 2011.

            On February 22, 2011, Proskauer sent to Morrison & Foerster comments to the proposed merger agreement and on the next day an initial draft of the tender and voting agreement pursuant to which the Tendering Stockholder would agree to tender its Shares in the Offer. The Tendering Stockholder was represented by the law firm of Skadden, Arps, Meagher & Flom LLP ("Skadden Arps").

            From February 24, 2011 to February 27, 2011 representatives of the Company and Ares and their respective financial and legal advisors negotiated the terms of the merger agreement.

            On February 26, 2011, Morrison & Foerster sent a revised draft of the tender and voting agreement to Proskauer and on February 27, 2011, Morrison & Foerster sent a revised draft of the merger agreement to Proskauer and a draft of the guaranty.

            On February 28, 2011, Proskauer sent to Morrison & Foerster a draft of the equity commitment letter and that morning Proskauer, Morrison & Foerster and Skadden Arps held a telephone call to negotiate the remaining terms of the tender and voting agreement. That evening representatives of Ares and Proskauer negotiated and resolved additional terms of the merger agreement, the equity commitment letter and the guaranty with representatives of the Company and Morrison & Foerster. After such call Proskauer sent a revised draft of the guaranty to Morrison & Foerster.

            On March 1, 2011, Morrison & Foerster sent a revised draft of each the transaction documents to Proskauer and between then and the early afternoon of March 2, 2011 the parties and their representatives reached agreement on substantially all of the open issues in the agreements.

            On March 2, 2011, the Company Board met to discuss and approve the proposed transactions with Ares. Representatives of Cowen, Pillsbury and Morrison & Foerster were also present. During this meeting, Morrison & Foerster and Pillsbury reviewed with the Company Board the Company Board's fiduciary duties with respect to the proposed transaction with Ares. Cowen presented its analyses of the fairness to the holders of Shares (other than the Tendering Stockholder), from a financial point of view, of the $24.25 price per share to be received in the transaction with Ares and delivered an oral opinion, subsequently confirmed by a written opinion to the GTEC Board dated the date of the meeting, to the effect that, as of such date and subject to the various assumptions, qualifications and limitations to be set forth in its written opinion, the per share price to be received by the holders of Shares (other than the Tendering Stockholder; Cowen was not requested to, and did not, render an opinion as to the fairness of the price, from a financial point of view, to the Tendering Stockholder) was fair, from a financial point of view, to such holders other than the Tendering Stockholder (you are urged to read Cowen's written opinion, which is set forth in its entirety in Annex II to this Schedule 14D-9, and the discussion of the opinion and Cowen's analyses below in this Item 4 under the caption "Opinion of GTEC's Financial Advisor"). Representatives of Morrison & Foerster reviewed key provisions of the merger agreement, the tender and voting agreement, the guaranty, the equity commitment letter and related documentation with the GTEC Board. Cowen discussed with the GTEC Board the potential strategic and financial interested parties (including some of those previously contacted as well as others) who might be approached for indications of interest in acquiring the Company at a price above $24.25 per share during the "go shop" period negotiated with Ares.

            After discussion, the GTEC Board (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) declared advisable the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and the Company's stockholders, and (iv) recommended that the Company's stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

            Following the approval of the transaction by the Company Board on March 2, 2011, the Merger Agreement and other transaction-related documents were executed.

            On the morning of March 3, 2011, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release issued by the Company has been filed as Exhibit (a)(8) and is incorporated herein by reference.

    Reasons for Recommendation

            In evaluating the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all stockholders accept the Offer and tender the shares of Common Stock they own pursuant to the Offer and, if required by applicable law, vote all Shares in favor of the adoption of the Merger Agreement, the GTEC Board considered a number of factors. The following is a summary of the material factors that supported its decision to make this recommendation:

•
The Company's Operating and Financial Condition; Prospects.  The GTEC Board considered the current and historical financial condition, results of operations and business of GTEC, as well as the Company's business plan and prospects, if it were to remain an independent company. The GTEC Board discussed the Company's current business plan, including the risks associated with achieving and executing upon the plan and the fact that it required significant additional investments for acquisitions and future growth, as well as the general risks of market conditions that could reduce the Company's stock price. Implementation of the Company's business plan, which included additional significant acquisitions, would not have been accomplished under the Company's current credit facility and would have required additional sources of capital, such as an amended credit facility, the incurrence of term loans or the issuance of additional equity. The GTEC Board also considered the highly competitive and rapidly evolving environment in which the Company operates and is expected to operate in the future. The GTEC Board considered that the Company's stockholders would continue to be subject to the risks and uncertainties of the Company's financial plan, operations and prospects.

•
Available Alternatives; Results of Discussions with Third Parties.  The GTEC Board considered the possible alternatives to the acquisition by Parent (including the possibility of being acquired in whole or in part by another company or financial sponsor, or continuing to operate as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to the Company's stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the GTEC Board's assessment that none of these alternatives were reasonably likely to present superior opportunities for GTEC to create greater value for its stockholders, taking all factors into account, including risks of execution and consummation as well as business, competitive, industry and market risks. The GTEC Board considered the possibility of growing the Company's business through significant acquisitions and internal growth while remaining an independent public company. In this respect, the GTEC Board considered the significant additional investments that would be required for such acquisitions and the potential execution risks and uncertainties associated therewith. The GTEC Board also considered the results of the process that the GTEC Board had conducted in recent weeks, with the assistance of the Company's management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties after soliciting interest from a total of 10 bidders (consisting of six strategic buyers and four private equity firms) regarding business combination and change of control transactions. The GTEC Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal that was reasonably likely to be consummated on a timely basis to acquire the Company at a higher price.

•
Cash Consideration; Certainty of Value; No Financing Condition.  The GTEC Board considered the form of consideration to be paid to the stockholders in the Offer and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Parent's proposal was not subject to obtaining any outside financing. The GTEC Board considered the business reputation of Ares and Ares Management, the substantial financial resources of the Equity Contributor (including its $3.5 billion of committed capital, of which $2.0 billion is currently available) and, by extension, the Purchaser. The GTEC Board also considered the Equity Contributor's limited guarantee of the payment obligations of the Purchaser and the Parent under the Merger Agreement or up to $100 million, and the Equity Contributor's agreement to purchase, or to cause the purchase of, equity interests in the Parent and to assume or repay, or to cause the assumption or repayment of, the indebtedness of the Company for an aggregate amount up to $320 million. The GTEC Board believed these considerations supported the conclusion that a transaction with Parent and the Purchaser could be completed relatively quickly and in an orderly manner.

•
Premium to Current and Historical Trading Prices of Shares.  The $24.25 Per Share Amount to be paid in cash would provide GTEC stockholders with the opportunity to receive a premium over the historical trading prices of the Common Stock, based on the GTEC Board's analysis of the range of historical trading closing prices of the Common Stock on the NASDAQ Global Market for the one-year period ending on March 2, 2011 and the implied share price premium based on the Per Share Amount, including the information summarized below:

Period ending on March 2, 2011	Closing Price	Implied share price premium
As of March 2, 2011	$16.08	51%
30-day average	$16.77	45%
90-day average	$15.55	56%
52-week high	$17.83	36%

    The GTEC Board took note of the fact that the highest closing price of the Common Stock on the NASDAQ Global Market since the Company's IPO was $17.83, substantially lower than the Per Share Amount.

•
Financial Advisor's Opinion and Related Analyses.  The oral opinion of Cowen delivered to the GTEC Board on March 2, 2011, and subsequently confirmed by Cowen's written opinion to the GTEC Board dated such date, to the effect that, as of such date and subject to the various assumptions, qualifications and limitations to be set forth in its written opinion, the price per share to be received by the holders of shares of Common Stock was fair, from a financial point of view, to such holders (other than the Tendering Stockholder), and Cowen's related financial analyses presented to the GTEC Board in connection with the delivery of its oral opinion (you are urged to read Cowen's written opinion, which is set forth in its entirety in Annex II to this Schedule 14D-9, and the discussion of the opinion and Cowen's analyses below in this Item 4 under the caption "Opinion of GTEC's Financial Advisor")

•
Arm's Length Negotiations; Consideration of Potential Conflicts of Interest.  The GTEC Board considered the fact that the Exclusivity Agreement, the financial and other terms and conditions of the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the number and nature of the conditions on Parent's and the Purchaser's obligations to consummate the Offer and the Merger, were the product of arm's-length negotiations among the parties and were designed to provide more certainty that the Offer and the Merger would ultimately be consummated on a timely basis. The GTEC Board also considered the interests of the Company's Chief Executive Officer and certain other members of senior management in the Offer and the Merger, including certain change of control payments, and the fact that (i) the GTEC Board, through the Company's legal and financial advisors, and not the Company's Chief Executive Officer, members of senior management or the Tendering Stockholder, were involved in the negotiation of the financial and business terms of the transaction under the GTEC Board's direction, and (ii) neither the Offer nor the Merger is conditioned upon any member of the Company's management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, the Purchaser, the Equity Contributor, the Equity Contributor Manager or the Company, and that except for the pre-existing agreements described under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company," no such agreement, arrangement or understanding existed as of the date of the Merger Agreement.

•
Closing Conditions.  The GTEC Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that the Purchaser's obligations to purchase shares of Common Stock in the Offer and to close the Merger would be subject to limited conditions.

•
Tender Agreement.  The Tendering Stockholder who entered into the Tender Agreement controls in the aggregate approximately 39% of the outstanding shares of Common Stock on a fully diluted basis and has agreed to tender its shares of Common Stock in the Offer, which made it more likely that the transaction could be completed on a more expedited basis and in an orderly manner. The Tender Agreement automatically terminates upon the occurrence of certain events, including valid termination of the Merger Agreement and the withdrawal, modification or change of the GTEC Board's recommendation in accordance with the terms of the Merger Agreement as described under " – Ability to Change Recommendation" below.

•
Tender Offer Structure.  The GTEC Board considered the structure of the transaction as a tender offer for all shares of Common Stock, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders (other than whose who perfect their appraisal rights under the DGCL) will receive the same consideration as received by stockholders who tender their shares of Common Stock in the Offer.

•
Ability to Solicit Additional Acquisition Proposals.  The GTEC Board considered the ability of the Company throughout the period beginning on March 2, 2011 and ending at 11:59 p.m., New York City time, on April 1, 2011 (the "Go-Shop Period"), to (i) solicit, initiate or encourage, whether publicly or otherwise, any Company Takeover Proposal (as defined in the Merger Agreement), including by way of providing access to or otherwise making available non-public information (provided that the Company will only permit such non-public information to be made available pursuant to an acceptable confidentiality agreement and provided that the Company will within one business day make available to Parent all such non-public information that has not previously been made available to Parent that is made available to any such person), and (ii) engage in and maintain discussions or negotiations with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Company Takeover Proposal or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations or the making of any Company Takeover Proposal (including providing access or making available non-public information as described in clause (i)). The GTEC Board also considered its ability to continue discussions with certain Qualified Go-Shop Bidders (as defined in the Merger Agreement) past the Go-Shop Period through May 1, 2011; provided that Parent has not, in accordance with the Merger Agreement, accepted tendered Shares for payment at the expiration of the Go-Shop Period.

•
Ability to Respond to Certain Unsolicited Acquisition Proposals.  The GTEC Board considered that, in addition to the Go-Shop Period, and prior to the Parent's acceptance of Shares for payment pursuant to the Offer, the Company would have the continued ability after the Go-Shop Period to respond to persons submitting a bona fide written Company Takeover Proposal that the GTEC Board determines in good faith, after consultation with the Company's outside legal counsel and independent financial advisor of nationally recognized reputation, constitutes or would reasonably be expected to lead to a Superior Company Proposal (as defined in the Merger Agreement), and which Company Takeover Proposal was made after the date of the Merger Agreement and did not result from a breach of the non-solicitation provisions of the Merger Agreement, to (i) contact the person making such Company Takeover Proposal solely to clarify the terms and conditions thereof, (ii) provide access to or furnish information with respect to the Company and its subsidiaries to such person and such person's representatives pursuant to an acceptable confidentiality agreement and (iii) participate in discussions or negotiations (including solicitation of a revised Company Takeover Proposal) with such person and its representatives regarding such or any other Company Takeover Proposal.

•
Ability to Change Recommendation.  The GTEC Board considered its ability, prior to the acceptance for payment of Shares pursuant to the Offer, to (i) withdraw, modify or change its recommendation to stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, vote their Shares in favor of the adoption of the Merger Agreement (other than in connection with a Superior Company Proposal) if the Company Board determines in good faith, after consultation with the Company's outside counsel and its independent financial advisor of nationally recognized reputation, that the failure to take such action would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law and (ii) in response to a Superior Company Proposal, resolve to accept such Superior Company Proposal and terminate the Merger Agreement.

•
Reasonableness of Termination Fees.  The right of the GTEC Board to terminate the Merger Agreement under certain conditions is subject to payment of a termination fee of $3,533,000 if the termination is during the Go-Shop Period or with a Qualified Go-Shop Bidder after the Go Shop Period or $7,067,000 in certain other circumstances. The GTEC Board considered these termination fees reasonable, in light of, among other things, the benefits of the Offer and the Merger to the Company's stockholders and determined, upon the advice of counsel, that such fees would not be a significant deterrent to competing offers and that the amount of such fee was within the range of termination fees payable in comparable transactions.

•
Extension of Offer.  The fact that, subject to limited exceptions, the Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•
Availability of Appraisal Rights in the Merger.  The fact that GTEC stockholders that do not tender their Common Stock in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

            The GTEC Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer, the Merger and the Merger Agreement, including the following:

•
No Public Auction.  The Company did not conduct a public auction process, considering the risks to the business of such a public process.

•
Failure to Complete Transaction.  The risks and costs to GTEC if the Offer and the Merger are not consummated, including the diversion of the attention of the Company's directors, executive officers and associates, the potential loss of employees, customers, suppliers and business partners, the incurrence of significant transaction costs and that the Company may, under certain circumstances, have to pay a termination fee to Parent.

•
No Stockholder Participation in Future Growth.  While the consummation of the Offer and the Merger gives the Company's stockholders the opportunity to realize a significant premium over the prices at which the Common Stock was traded prior to the public announcement of the Offer and the Merger, tendering of the Common Stock in the Offer would eliminate the opportunity for stockholders to participate in the potential future growth and profits of the Company.

•
Interests of the Company's Officers and Directors.  The interests of the officers and directors of the Company in the Offer, including the matters described under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company".

•
No-Shop Restrictions.  (i) The restrictions on the Company's ability after April 1, 2011 to (a) knowingly solicit, initiate or encourage, whether publicly or otherwise (including by providing access to non-public information), or take any other action knowingly to facilitate, the submission of any Company Takeover Proposal or the making of any inquiry, proposal or offer that would reasonably be expected to lead to a Company Takeover Proposal, (b) enter into any agreement, letter of intent, term sheet or other similar instrument with respect to any Company Takeover Proposal (other than an acceptable confidentiality agreement) or (c) enter into, continue, conduct, engage, maintain or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, or otherwise cooperate in any way with any person or take any action knowingly to facilitate, any Company Takeover Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Company Takeover Proposal, (ii) the ability of Parent to match a Superior Company Proposal, whether made during or after the Go-Shop Period, and (iii) the requirement that GTEC pay a termination fee to Parent in order to accept a Superior Company Proposal and in certain other circumstances specified in the Merger Agreement, which the GTEC Board understood, while potentially having the effect of discouraging third parties from proposing a competing business transaction, were conditions to Parent's willingness to enter into the Merger Agreement and were reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company's stockholders.

•
Taxable Consideration.  The all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders who have a gain for U.S. federal income tax purposes.

•
Exclusive Negotiations.  The Exclusivity Agreement, which Ares requested as a condition to its willingness to negotiate a possible acquisition of GTEC, limited the GTEC Board's ability to assess the market for the Common Stock after the Exclusivity Agreement was signed until March 2, 2011, the date the Merger Agreement was executed.

•
Interim Restrictions on Business Pending Completion of the Offer.  The limitations on the Company's pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent.

            The foregoing discussion of the information and factors considered by the GTEC Board is not intended to be exhaustive, but merely summarizes the material factors considered. The members of the GTEC Board evaluated the Offer, the Merger and the Merger Agreement in light of their knowledge of the business, financial condition and prospects of the Company and the strategic alternatives available to the Company. In view of the number and wide variety of factors, both positive and negative, considered by the GTEC Board, it did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered or determine that any factor was of particular importance. Rather, the GTEC Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, individual members of the GTEC Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

    Opinion of GTEC's Financial Advisor

General

            Under an engagement letter dated May 17, 2009, as amended on March 26, 2010 (the "Cowen Engagement Letter," further described below in this section and in Item 5 in this Schedule 14D-9), the Company retained Cowen to act as its exclusive financial advisor in connection with certain transactions involving the possible sale of control of the Company or of a material interest in the Company or any of its material businesses or assets, as well as the right to act as the Company's sole lead book-runner and lead managing underwriter if the Company proposed to effect an initial public offering of its securities. As the Company's exclusive financial advisor, Cowen was engaged, among other things, to render, if requested by the GTEC Board, its opinion as to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received pursuant to any such sale transaction.

            On March 2, 2011, Cowen reviewed with the GTEC Board written materials containing Cowen's analyses as to the fairness, from a financial point of view, to the Company's stockholders (other than the Tendering Stockholder) of the price of $24.25 net in cash without interest to be received per share of the Common Stock (referred to in this section as the "Offer Price") pursuant to the Offer and the Merger (together referred to in this section and in Item 5 of this Schedule 14D-9 as the "Transaction"). At the same meeting, Cowen also delivered its oral opinion to the GTEC Board, subsequently confirmed by its written opinion letter dated the same date (the "Cowen Opinion Letter"), that, as of such date and subject to the assumptions, qualifications and limitations set forth in the Cowen Opinion Letter, the Offer Price was fair, from a financial point of view, to the holders of the Common Stock other than the Tendering Stockholder. The GTEC Board did not ask Cowen to, and Cowen did not, render an opinion as to the fairness of the Offer Price, from a financial point of view, to the Tendering Stockholder.

            The full text of the Cowen Opinion Letter is attached as Annex II hereto. Holders of the Common Stock are urged to read the Cowen Opinion Letter in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the Cowen Opinion Letter set forth in this section is qualified in its entirety by the full text of the Cowen Opinion Letter. Cowen's analyses and the Cowen Opinion Letter were prepared for the benefit and use of, and addressed to, the GTEC Board in its consideration of the Transaction and were directed only to the fairness to the holders of the Common Stock (other than the Tendering Stockholder), from a financial point of view, of the Offer Price. The opinion contained in the Cowen Opinion Letter (the "Cowen Opinion") does not constitute an opinion as to the merits of the Transaction, nor a recommendation to any holder of shares of the Common Stock as to whether such holder should tender such holder's shares pursuant to the Offer or vote such holder's shares with respect to the Merger (should a vote of holders of shares of the Common Stock be required as a condition to the consummation of the Merger).

            In arriving at the Cowen Opinion, Cowen reviewed and considered certain financial and other matters as it deemed relevant, including, among other things:

•
a draft of the Merger Agreement dated March 2, 2011;

•
certain publicly available financial and other information for the Company and certain other relevant financial and operating data for the Company furnished to Cowen by the management of the Company;

•
certain internal financial analyses, financial forecasts (the "Company Forecasts"), reports and other information concerning the Company prepared by the management of the Company;

•
discussions Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters Cowen deemed relevant;

•
the reported price and trading history of the Common Stock as compared to the reported price and trading histories of certain publicly-traded companies Cowen deemed relevant;

•
certain operating results of the Company as compared to the operating results of certain publicly-traded companies Cowen deemed relevant;

•
certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations Cowen deemed relevant;

•
the implied purchase price for the shares of the Common Stock in a leveraged buyout of the Company based on the Company Forecasts and assumptions Cowen deemed appropriate regarding levels of indebtedness incurred, required rates of return for investors and exit multiples Cowen deemed appropriate;

•
based on the Company Forecasts, the unlevered free cash flows expected to be generated by the Company as a stand-alone entity to determine the present value of such cash flows on a discounted basis at various weighted-average costs of capital and exit multiples Cowen deemed appropriate; and

•
such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of the Cowen Opinion.

            In conducting its review and arriving at the Cowen Opinion, Cowen, with the GTEC Board's consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Cowen by the Company's management or which was publicly available. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness, or independent verification, of such information. Cowen relied upon, without independent verification, the assessments of Company management, as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, Cowen did not conduct, nor did Cowen assume any obligation to conduct, any physical inspection of the properties or facilities of the Company. Cowen further assumed that all information provided to it by the Company's management was accurate and complete in all material respects. Cowen, with the GTEC Board's consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company and that the Company Forecasts used in Cowen's analyses provided a reasonable basis for the Cowen Opinion. Cowen expressed no opinion as to the Company Forecasts or the assumptions on which they were made. In the Cowen Opinion Letter, Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Cowen Opinion of which Cowen becomes aware after the date of the Cowen Opinion Letter.

            Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of the Company, Parent, the Purchaser or the Equity

Contributor under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Cowen Opinion did not address any legal, tax or accounting matters relating to the Merger Agreement or the Transaction, as to which Cowen assumed that the Company and the GTEC Board had received such advice from legal, tax and accounting advisors as each had determined necessary. The Cowen Opinion addressed only the fairness, from a financial point of view, of the Offer Price to the holders of Common Stock (other than the Tendering Stockholder). Cowen expressed no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. The Cowen Opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of the Cowen Opinion Letter. It should be understood that although subsequent developments may affect the Cowen Opinion, Cowen does not have any obligation to update, revise or reaffirm the Cowen Opinion and Cowen expressly disclaims any responsibility to do so.

            For purposes of rendering the Cowen Opinion, Cowen assumed, in all respects material to its analyses, that the representations and warranties of each party to be contained in the Merger Agreement would be true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction would be satisfied without waiver thereof. Cowen also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it in all respects material to its analysis. Cowen further assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions would be imposed or waivers made that would have an adverse effect on the Offer Price.

            Cowen was not requested to opine as to, and the Cowen Opinion Letter did not in any manner address, the Company's underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, Cowen was not requested to, and the Cowen Opinion Letter did not in any manner address, the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company. The Cowen Opinion Letter was reviewed and approved by Cowen's fairness opinion review committee.

            Set forth below in this section are summaries of the principal financial analyses performed by Cowen to arrive at the Cowen Opinion, which were completed on March 1, 2011. Portions of the summaries include information presented in tabular format. In order to fully understand the summarized financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the GTEC Board the data regarding the Company (including the Company Forecasts) on which such analyses were based for purposes of the Cowen Opinion. No limitations were imposed by the GTEC Board with respect to the investigations made or procedures followed by Cowen in rendering the Cowen Opinion.

Summary of Principal Financial Analyses

            The following is a summary of the principal financial analyses performed by Cowen to arrive at the Cowen Opinion and is subject to the information set forth above in this section under the sub-caption "General," including the final paragraph of that sub-section.

Comparable Companies Analysis

            To provide contextual data and comparative market information, Cowen compared selected historical and estimated operating and financial data and ratios for the Company to the corresponding operating and financial data and ratios of certain defense services companies, the securities of which are publicly traded and which Cowen believes have operating characteristics similar to the Company (the "Selected Companies"). The Selected Companies were:

      Booz Allen Hamilton Holding Corporation
      CACI International Inc
      Dynamics Research Corporation
      KEYW Holding Corporation
      Kratos Defense & Security Solutions, Inc
      ManTech International Corporation
      NCI, Inc.
      SAIC, Inc.
      SRA International, Inc.
      VSE Corporation

            The data and ratios included historical and estimated revenue, revenue growth, EBITDA (earnings before interest, taxes, depreciation and amortization, as well as before non-recurring charges) margins, 2011 estimated Enterprise Value (the market capitalization of common stock, plus total debt, less cash and equivalents) to EBITDA ratio and 2011 estimated P/E (price/earnings ratio) (with the estimates for the Company being provided by the Company's management and the estimates for the Selected Companies being derived from Thomson Reuters). Because the Company's fiscal year ends on December 31, and the Selected Companies' fiscal years end on that date or other dates, Cowen analyzed the financial data and ratios on the basis of the Company's fiscal year.

            The following table presents, for the periods indicated, the price per share of the Common Stock implied by applying to the Company's metrics listed in the preceding paragraph to the range of multiples derived from the corresponding metrics of the Selected Companies. Cowen compared that implied price per share of the Common Stock to the Offer Price of $24.25.

Metric	Company Figure(1)	Selected Companies Range					Implied Company Stock Price
2011E EBITDA	$32.5	6.5	x	-	7.5	x	$ 15.24	-	$ 18.41
2011E EPS	1.45	11.5		-	13.5		16.68	-	19.58

(1) US$ in millions, except per share data.

            Although the Selected Companies were used for comparison purposes, none of them is directly comparable to the Company. Accordingly, an analysis of such a comparison is not purely mathematical but, instead, involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies or the Company, to which they are being compared.

Precedent Transaction Analysis

            Cowen reviewed the financial terms, to the extent publicly available, of twenty-seven transactions (the "Selected Precedent Transactions") involving the acquisition of companies in the defense services sector which were announced since June 9, 2003 and which Cowen believes are comparable to the Transaction. The Selected Precedent Transactions were (listed as target/acquirer):

Target	Acquirer
Enterprise Integration Group of Lockheed Martin Corporation	Veritas Capital Management LLC
L-1 Identity Solutions, Inc.'s Intelligence Services Group	BAE Systems plc
McNeil Technologies, Inc.	AECOM Technology Corporation
Stanley, Inc.	CGI Group Inc.
DynCorp International LLC	Cerberus Capital Management, L.P.
Gichner Holdings, Inc.	Kratos Defense & Security Solutions, Inc.
TASC unit of Northrop Grumman Corporation	Investor group led by General Atlantic LLC and Kohlberg Kravis Roberts & Co.
SM&A	Odyssey Investment Partners, LLC
SI International, Inc.	Serco Group plc
Oberon Associates, Inc.	Stanley, Inc.
ViPS, Inc.	General Dynamics Corporation
SPARTA, Inc.	Cobham plc
MTC Technologies, Inc.	BAE Systems plc
Scitor Corporation	Leonard Green & Partners, L.P.
Multimax Incorporated	Harris Corporation
SRS Technologies, Inc.	ManTech International Corporation
ITS Corporation	QinetiQ Group plc
Analex Corporation	QinetiQ Group plc
Essex Corporation	Northrop Grumman Corporation
Anteon International Corporation	General Dynamics Corporation
Engineered Support Systems, Inc.	DRS Technologies, Inc
The Titan Corporation	L-3 Communications Corporation
Gray Hawk Systems, Inc.	ManTech International Corporation
PEC Solutions, Inc.	Nortel Networks Corporation
DigitalNet Holdings, Inc.	BAE Systems plc
Defense and Intelligence Group (AMS)	CACI International Inc
Veridian Corporation	General Dynamics Corporation

            Cowen reviewed the Enterprise Value paid in the Selected Precedent Transactions as a multiple of latest reported last twelve month, or LTM, EBITDA and next twelve month, or NTM, EBITDA. The following table presents the multiples implied by the ratio of Enterprise Value to these metrics. Cowen compared the price per share of the Common Stock implied by this analysis to the Offer Price of $24.25.

Metric	Company Figure(1)	Precedent Transactions Multiple Range					Implied Company Stock Price
LTM EBITDA	$ 31.1	8.0	x	-	10.0	x	$18.91	-	$24.99
NTM EBITDA	32.9	7.5		-	9.5		18.69	-	25.10

(1) US$ in millions.

            In analyzing the Selected Precedent Transactions, Cowen compared Enterprise Value as a multiple of LTM EBITDA as of June 1, 2003 to the corresponding multiple as of March 1, 2011, using an index of companies (the "Reference Companies") consisting of (a) those Selected Companies (a total of eight Selected Companies) used in its Comparable Companies Analysis discussed above that had been publicly traded for a period starting earlier than 2010, and (b) a subset, deemed relevant by Cowen, of the target companies in those Selected Precedent Transactions (a total of nine transactions) where the target had been publicly traded prior to the completion of the transaction (as to those nine selected Precedent Transactions, Cowen's analysis disregarded their relevant multiples following the respective transaction announcement dates). Cowen's analysis indicated that, for the Reference

Companies the median Enterprise Value to LTM EBITDA multiple as of March 1, 2011 was 39% less than the corresponding median as of June 1, 2003.

            Although the Selected Precedent Transactions were used for comparison purposes, none of them is directly comparable to the Transaction, and none of the target companies involved in them is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such target companies or the Company, to which they are being compared.

LBO Analysis

            Cowen estimated a range of values for the Common Stock that a financial buyer could potentially pay to acquire the Company, assuming target internal rates of return in the range 15% to 30%, a ratio of total acquisition debt to LTM EBITDA of 4.25x and terminal multiples of 7.0 times to 8.0 times estimated 2015 EBITDA. This analysis was based upon certain assumptions described by, projections supplied by, and discussions held with, the management of the Company. The leveraged buyout analysis indicated an implied price per share range of the Common Stock between $15.88 to $20.43 per share, as compared to the Offer Price of $24.25.

Discounted Cash Flow Analysis

            Cowen estimated a range of values for the Common Stock based on the discounted present value of the projected unlevered free cash flows of the Company described in the Company Forecasts for the second, third and fourth quarters of the Company's current fiscal year (ending December 31, 2011) and for each of the Company's fiscal years ending December 31, 2012, 2013, 2014 and 2015, and the discounted present value of the terminal value of the Company at December 31, 2015. Unlevered free cash flow was determined by taking projected EBIAT (earnings before interest and after taxes), adding back depreciation, amortization, and stock-based compensation, subtracting capital expenditures, and adjusting for increases or decreases in working capital. In performing this analysis, Cowen used discount rates ranging from 12.5% to 14.5%, which were selected based on a calculation of the Company's weighted average cost of capital using the Capital Asset Pricing Model and the betas of the Selected Companies. Cowen used terminal multiples of EBITDA ranging from 7.0 times to 8.0 times, based on the general range of trading multiples for the Selected Companies. The discounted cash flow analysis indicated an implied price per share range of the Common Stock between $19.88 to $24.47 per share, as compared to the Offer Price of $24.25.

Overview of Analyses; Other Considerations

            The summaries set forth above do not purport to be a complete description of all the analyses performed by Cowen in arriving at the Cowen Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Cowen believes, and advised the GTEC Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the Cowen Opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and the Cowen Opinion were among several factors taken into consideration by the GTEC Board in making its decision to authorize the Company to enter into the Merger Agreement and should not be considered as determinative of such decision.

            The Company selected Cowen to act as its exclusive financial advisor in connection with the Transaction and, in that capacity, to render the Cowen Opinion to the GTEC Board because Cowen is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Cowen and its affiliates actively trade the equity securities of the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

            In the two years preceding the date of the Cowen Opinion Letter, pursuant to the Cowen Engagement Letter, Cowen has served as exclusive financial advisor to the Company in connection with the possible sale of the Company and, in that capacity, has advised the Company with respect to its strategic alternatives, including such possible sale. As provided in the Cowen Engagement Letter, Cowen acted as sole lead book-runner and lead managing underwriter for the IPO in November 2009, for which Cowen received customary compensation. In addition, the Company agreed to reimburse Cowen's expenses incurred in connection with, and indemnify Cowen for certain liabilities that may arise out of, such services by Cowen.

            For information with respect to the compensation payable to Cowen for its services as exclusive financial advisor to the Company in connection with the Transaction, see Item 5 of this Schedule 14D-9.

    Company Internal Financial Forecasts

            The Company's management does not as a matter of course make public projections as to future performance, revenue, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, in connection with the Merger, our management shared certain internal financial forecasts with Cowen for purposes of the opinion described above, with the GTEC Board for purposes of evaluating the Merger and with Parent in order to assist Parent in valuing the Company.

            These internal financial forecasts are included in this Schedule 14D-9 to provide our stockholders access to certain nonpublic information considered by the GTEC Board during its evaluation of the Merger and considered by Cowen in connection with its opinion to the Board that, as of March 1, 2011 and based upon and subject to the factors and assumptions set forth therein, the Per Share Amount to be paid to the Company's stockholders was fair from a financial point of view. The inclusion of this information should not be regarded as an indication or recommendation to any stockholder or any person that the GTEC Board or any other recipient of this information considered, or now considers, it to be predictive of actual future results, and it should not be relied on as such. These internal financial forecasts constitute forward-looking statements and are subject to risks and uncertainties, including the various risks set forth in the Company's periodic reports filed with the SEC (see "Item 8. Additional Information" below). Moreover, the internal financial forecasts, while presented with numerical specificity, reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult or impossible to predict and many of which are beyond the Company's control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. In addition, the internal financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted.

            GTEC has made publicly available its actual results of operations for the fiscal year and quarter ended December 31, 2010, and its revenue and diluted earnings per share guidance for the full year ending December 31, 2011 (the "2011 Projections"). You should review the Company's Current Report on Form 8-K dated February 24, 2011 to obtain this information. The 2011 Projections were also presented to Parent and Cowen. In addition, GTEC elected to provide Parent and Cowen with its internal financial forecasts, which contains assumptions that differ from the assumptions underlying GTEC's 2011 Projections.

            To maximize stockholder value, GTEC's senior management strives to outperform its 2011 Projections and to achieve results that are more favorable than its 2011 Projections. Accordingly, GTEC based the internal financial forecasts provided to Parent and Cowen on assumptions that were different and in some cases less conservative than those underlying the 2011 Projections. The material differences were lower unallocated corporate expenses of approximately $1.5 million, lower amortization of intangible assets of approximately $0.5 million, and higher revenue in the Company's FMMS segment in the second half of 2011 resulting in 2011 revenue of $326.4 million, $1.4 million higher than the top end of the revenue guidance range in the 2011 Projections. As a result of these assumptions, the internal financial forecasts reflected diluted earnings per share of $1.45 in 2011, which exceed the $1.23 to $1.33 diluted earnings per share range included in the 2011 Projections. The differences in assumptions were disclosed to Parent and Cowen in connection with the provision of GTEC's internal financial forecasts. Since the internal financial forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. Also, the economic and business environments in which the Company operates can and do change quickly, which adds another level of unpredictability, unreliability and execution risk. In addition, the Company prepared the internal financial forecasts prior to the Board's approval of the Merger Agreement and, accordingly, they do not reflect the effects of the Merger or the Merger Agreement, which may cause results to differ materially. Accordingly, the Company's stockholders are cautioned not to place undue, if any, reliance on the financial forecasts.

            The internal financial forecasts provided to Parent and Cowen were prepared for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles in the United States, or GAAP, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The internal financial forecasts were prepared by, and are the responsibility of, the Company's management. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the internal financial forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such forecasts or their achievability, nor do they assume responsibility for or accept any association with, such forecasts. Furthermore, the internal financial forecasts do not take into account any circumstances or events occurring after the date they were prepared that were unforeseen by our management at the time of preparation.

            None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the internal financial forecasts or that forecasted results will be achieved.

            A summary of the internal financial forecast information is provided below and is not being included in this Schedule 14D-9 to influence a Company stockholder's decision whether to tender Shares in the Offer. This summary of internal financial forecast information should be evaluated, if at all, in conjunction with the Company's historical financial statements and other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Company's public filings with the SEC.

	Year ended December 31,
	2011E	2012E	2013E	2014E	2015E
	(US$ in millions, except per share data)
Total revenue	$326.4	$364.3	$403.3	$445.5	$491.9
Net Income	$13.4	$16.4	$18.6	$21.0	$23.1
Adjusted EBITDA(1)	$32.5	$36.6	$40.3	$44.4	$48.7
Diluted Earnings Per Share	$1.45	$1.74	$1.96	$2.18	$2.36

(1)
Adjusted EBITDA represents EBITDA adjusted for stock-based compensation expense. EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA and EBITDA are financial measures that are not calculated in accordance with generally accepted accounting principles, or GAAP. Adjusted EBITDA should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with GAAP. We prepare Adjusted EBITDA to eliminate the impact of stock-based compensation expense, which is a non-cash expense that is not a key measure of our operation

    Reconciliation of net income to Adjusted EBITDA is presented below

	Year ended December 31,
	2011E	2012E	2013E	2014E	2015E
	(US$ in millions, except per share data)
Net Income	$13.4	$16.4	$18.6	$21.0	$23.1
Depreciation and amortization	1.4	1.6	1.7	1.9	2.0
Amortization of intangible assets	4.5	3.7	3.6	3.6	3.6
Interest expense	2.5	1.6	0.8	0.0	0.0
Income tax expense	9.0	10.9	12.4	14.0	15.4

EBITDA	$30.8	$34.1	$37.1	$40.5	$44.1
Stock compensation expense	1.7	2.4	3.2	3.9	4.6

Adjusted EBITDA	$32.5	$36.6	$40.3	$44.4	$48.7

            THE COMPANY DOES NOT INTEND TO, AND DOES NOT UNDERTAKE ANY OBLIGATION TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, SUCH FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION THEREOF, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT AS REQUIRED BY LAW.

(c)  Intent to Tender

            To the Company's knowledge, after making reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority and Shares, if any, that if tendered would cause him to incur liability under the short-swing profits provisions of the Exchange Act) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. As described under "Item 3. Past Contacts Transactions, Negotiations and Agreements—Arrangements with Affiliates of Ares" above, the

Tendering Stockholder has agreed, among other things, to tender all Shares held by it on the date of the Tender Agreement, or acquired after that date, to the Purchaser in the Offer and, if a stockholder vote is conducted with respect to the Merger, to vote such Shares in favor of the Merger. Based on information provided by the Tendering Stockholder, an aggregate of 3,803,274 Shares, representing approximately 39% of the outstanding Shares (calculated on a fully diluted basis in the same manner as the Minimum Tender Condition (as defined in the Merger Agreement)) as of March 1, 2011, will be tendered by the Tendering Stockholder in the Offer.

            The foregoing does not include any Common Stock over which, or with respect to which, any such executive officers and directors act in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

Cowen and Company, LLC

            Under the Cowen Engagement Letter (see Item 4 of this Schedule 14D-9), if the Offer is consummated, Cowen will thereupon become entitled to receive a transaction fee of approximately $3.8 million. Cowen became entitled, under the Cowen Engagement Letter, to a fee for rendering the Cowen Opinion, without regard to whether or not the Transaction is consummated, and the amount of such fee ($500,000) will be credited against the transaction fee, as will the retainer fee ($50,000) that Cowen received upon the initial execution of the Cowen Engagement Letter. Under the Cowen Engagement Letter, if Cowen is requested by the GTEC Board to render any further opinions as to the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock in connection with any transaction to which Cowen's engagement applies, Cowen will be entitled to a fee to be mutually agreed upon, which will not be credited against any other fees payable under the Cowen Engagement Letter. If, following or in connection with any termination, abandonment or failure to occur of the Transaction, the Company is entitled to receive a termination or similar fee (including any judgment for damages or settlement of any dispute as a result of such termination, abandonment or failure to occur), Cowen is entitled to receive 20% of the aggregate amount received by the Company. The Company has also agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys' fees, up to a specified limit, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws, incurred in connection with its engagement under the Cowen Engagement Letter. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm's length between the Company and Cowen, and the GTEC Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the completion of the Offer, in requesting the Cowen Opinion. For additional information regarding Cowen's prior relationship to the Company, see Item 4 of this Schedule 14D-9.

Item 6. Interest in Securities of the Subject Company

            Other than as set forth below, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

(a)       Annual Equity Grants

            On January 5, 2011, in conjunction with the annual equity grants to Company employees and directors, the Compensation Committee of the GTEC Board tentatively approved the issuance of (1) Company Options to certain executive officers for the purchase of an aggregate of 39,000 shares of Common Stock and (2) 97,000 Company RSAs to members of the GTEC Board and the Company's Chief Executive Officer and Chief Financial Officer. Following the meeting, the Compensation Committee sought additional information, including market compensation of Chief Executive Officers and Chief Financial Officers of peer companies, final tables containing the related grant information, and input from other directors. Following receipt of this information, the Compensation Committee formally approved the grants on January 28, 2011. Pursuant to the terms of the Company's Equity Award Grant Policy, all annual equity grants to the Company's employees and other directors shall be made effective as of the third trading day following the date that the Company releases its annual financial results. As a result, the grant date for these grants was March 1, 2011.

(b)       Vesting of Equity Awards

Name	Date	Number of Company Options/Company RSAs Vested	Price per Share	Type of Award
J. Gansler	1/18/2011	1,252	$6.52	Company Stock Options
T. Wilson	1/18/2011	1,252	$6.52	Company Stock Options
J. Devine	1/18/2011	1,252	$6.52	Company Stock Options
J Hillen	1/4/2011	12,500	$16.37	Company Stock Options
J Hillen	1/4/2011	6,667	$16.37	Company RSAs
J Cormier	1/25/2011	12,500	$15.06	Company Stock Options
E Rangen	2/26/2011	2,500	$13.48	Company Stock Options
J. Devine	2/26/2011	2,500	$13.48	Company Stock Options
Drew	2/26/2011	5,000	$13.48	Company Stock Options
T. Jones	2/26/2011	5,000	$13.48	Company Stock Options
T. Wilson	2/26/2011	2,500	$13.48	Company Stock Options
J. Gansler	2/26/2011	2,500	$13.48	Company Stock Options

Item 7. Purposes of the Transaction and Plans or Proposals

            (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

            (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

            (c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the GTEC Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information

    (i) Information Statement

            The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent or the Purchaser, pursuant to the Merger Agreement, of certain persons to the GTEC Board. Such persons, if appointed, will constitute a majority of the GTEC Board.

    (ii) Top-Up Option

            Under the Merger Agreement, the Company granted to the Purchaser an irrevocable option (the "Top-Up Option"), which shall be exercised after the Purchaser and the Parent acquire a majority of the

Company's outstanding Shares pursuant to the Offer, to purchase from the Company at a price per share equal to the Per Share Amount that number of newly-issued Shares equal to the number of Shares that, when added to the number of Shares owned by the Parent at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Purchaser or any other subsidiary of Parent Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option.

            The Top-Up Option will be exercised during the five business day period following (1) the time at which the Shares are first accepted for payment pursuant to the Offer or (2) the expiration of any subsequent offer period, if any subsequent offer period is provided.

            The aggregate purchase price payable for the Shares acquired upon exercise of the Top-Up Option is to be determined by multiplying the number of such Shares by the Offer Price, without interest. The purchase price may be paid by Purchaser, at its election, either (A) entirely in cash or (B) by paying in cash an amount equal to not less than the aggregate par value of the Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the purchase price. Any promissory note shall be fully secured by the Shares (to the extent not prohibited by applicable Law), will be full recourse against Parent and Purchaser, will bear interest at the rate of three percent (3%) per annum, will mature on the first (1st) anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

    (iii) Vote Required to Approve the Merger and DGCL Section 253

            The GTEC Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires at least 90% of the outstanding shares of Common Stock, pursuant to the Offer or otherwise, including the issuance by the Company of shares of Common Stock upon the exercise by the Purchaser of the Top-Up Option, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock for the adoption of the Merger Agreement will be required under the DGCL to effect the Merger.

    (iv) State Takeover Laws

            The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the date such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the board of directors of such corporation before such person became an "interested stockholder." Pursuant to the Charter, the Company has opted out of Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to Parent or the Purchaser or with respect to or as a result of the Offer, the Merger, or the transactions contemplated by the Merger Agreement.

    (v) Antitrust Review

            Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. These requirements apply to the Purchaser's acquisition of the Common Stock in the Offer and the Merger.

            Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of an applicable waiting period following the filing by the Purchaser and the Company of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Parent and the Company filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the Purchaser's purchase of Common Stock in the Offer and the Merger on February 25, 2011, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on March 28, 2011, unless earlier terminated by the FTC and the Antitrust Division, or unless Parent and the Company receive a request for additional information and documentary material prior to that time. If, prior to the end of the applicable waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material from Parent or the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 30 calendar days, subject to the expiration rules regarding weekends and federal holidays, following the date of Parent's of the Company's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the rules issued under the HSR Act. After that time, the waiting period may be extended only by court order or with Parent's consent. The FTC or the Antitrust Division may terminate the additional 30 calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

            The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of the United States of transactions such as the Purchaser's acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

    (vi) Appraisal Rights

            The Company's stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a "Remaining Stockholder") who has not tendered his or her shares of Common Stock in the Offer or voted in favor of the Merger or consented thereto in writing has the right to seek an appraisal and be paid the "fair value" of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash, provided that such holder complies with the provisions of Section 262 of the DGCL. At the Effective Time, any shares subject to appraisal rights will no longer be outstanding and will automatically become canceled and cease to exist, and any Remaining Stockholder will have no rights except to receive the fair value for the shares in accordance with Section 262 of the DGCL.

            A Remaining Stockholder may, under certain circumstances by following procedures prescribed by the DGCL, exercise appraisal rights to receive cash in an amount equal to the "fair value" of such Remaining Stockholder's shares of Common Stock as to which such Remaining Stockholder has exercised such appraisal rights ("Dissenting Shares"). Such "fair value" will exclude any element of value arising from the accomplishment or expectation of the Merger. A Remaining Stockholder must follow the appropriate procedures under the DGCL, or suffer the termination or waiver of such appraisal. If the appraisal rights are terminated or waived, the Remaining Stockholder will receive cash in an amount equal to the Per Share Amount. For a description of appraisal rights under the DGCL and the methods of perfecting such rights, please see Annex III hereto. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

            Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

            APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

            STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

    (vii) Additional Information

            Statements in this Schedule 14D-9 other than historical data and information constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause the Company's actual results, performance, achievements or industry results to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. Some of these risk factors include, but are not limited to, the risk factors discussed in GTEC's Annual Report on Form 10-K, and such other filings that GTEC makes with the Commission from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTEC undertakes no obligation to update such forward-looking statements in the future except as required by law.

            For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

    •
    the Company's Annual Report on Form 10-K for the year ended December 31, 2009;

    •
    the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

    •
    the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010;

    •
    the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010;

    •
    the Company's Current Report on Form 8-K dated October 1, 2010 and filed October 7, 2010, as amended by a Current Report on Form 8-K/A filed on December 14, 2010

    •
    the Company's Current Report on Form 8-K dated December 10, 2010 and filed December 14, 2010; and

    •
    the Company's Current Report on Form 8-K dated December 17, 2010 and filed December 21, 2010, as amended by a Current Report on Form 8-K/A filed on March 4, 2011.

Item 9. Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 7, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(a)(1)(ii)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(a)(1)(iii)
Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(a)(1)(iv)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(a)(1)(v)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(a)(1)(vi)
Summary advertisement as published on March 7, 2011 in The Wall Street Journal (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(a)(1)(vii)
Press Release issued by Global Defense Technology & Systems, Inc. on March 3, 2011 (incorporated herein by reference to the Schedule 14D-9C filed by Global Defense Technology & Systems, Inc. on March 3, 2011).
(a)(2)(i)	Letter to Stockholders from the Chairman of the Board of Global Defense Technology & Systems, Inc. dated March 7, 2011.
(a)(5)	Opinion of Cowen and Company, LLC to the Board of Directors of Global Defense Technology & Systems, Inc. dated March 2, 2011 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of March 2, 2011, by and among Global Defense Technology & Systems, Inc., Sentinel Acquisition Corporation, and Sentinel Acquisition Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 3, 2011).

Exhibit Number	Description

(e)(2)	Form of Indemnification Agreement between Global Defense Technology & Systems, Inc. and its Officers and Directors (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-161719) filed with the SEC on October 7, 2009).
(e)(3)
Form of Tender and Voting Agreement by and among Contego Systems, LLC and Sentinel Acquisition Holdings Inc. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on March 3, 2011).
(e)(4)
Confidentiality Agreement, dated as of February 11, 2011, by and between Cowen & Company LLC, as agent for Global Defense Technology & Systems, Inc. and ACOF Operating Manager III, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed with the SEC by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(e)(5)
Exclusivity Agreement, dated as of February 21, 2011, by and between Global Defense Technology & Systems, Inc. and Ares Corporate Opportunities Fund III, L.P. (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed with the SEC by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(e)(6)
Guaranty, dated as of March 2, 2011, by Ares Corporate Opportunities Fund III, L.P. in favor of Global Defense Technology & Systems, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(e)(7)
Equity Commitment Letter, dated as of March 2, 2011, by and between Global Defense Technology & Systems, Inc. and Sentinel Acquisition Holdings Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc. on March 7, 2011).
(e)(8)
Employment Agreement, dated March 26, 2010, by and among Global Defense Technology & Systems, Inc., Global Strategies Group (North America) Inc. and John F. Hillen, III (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Global Defense Technology & Systems, Inc. filed with the SEC on April 1, 2010).
(e)(9)
Employment Agreement, dated March 26, 2010, by and among Global Defense Technology & Systems, Inc., Global Strategies Group (North America) Inc. and Ronald C. Jones (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Global Defense Technology & Systems, Inc. filed with the SEC on April 1, 2010).
(e)(10)
Employment Agreement, dated October 1, 2010, by and among Global Defense Technology & Systems, Inc., Global Strategies Group (North America) Inc. and Joseph M. Cormier (incorporated by reference to Exhibit 10.32 to the Quarterly Report on Form 10-Q of Global Defense Technology & Systems, Inc. for the third fiscal quarter ended September 30, 2010).

SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2011	/s/ JOHN HILLEN
John Hillen President and Chief Executive Officer

ANNEX I

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.
1501 FARM CREDIT DRIVE, SUITE 2300
MCLEAN, VA 22102
703-738-2840

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

            This Information Statement is being mailed on or about March 7, 2011 to holders of record of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of Global Defense Technology & Systems, Inc., a Delaware corporation ("GTEC" or the "Company"), in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of GTEC. The Schedule 14D-9 pertains to the tender offer by Sentinel Acquisition Corporation, a Delaware corporation (the "Purchaser") and direct, wholly owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation ("Parent"), for all of the issued and outstanding shares of Common Stock. Parent and Purchaser are affiliates of Ares Corporate Opportunities Fund III, L.P. and Ares Management LLC, a global alternative asset manager and SEC-registered investment adviser with approximately $39 billion of committed capital under management and approximately 360 employees as of December 31, 2010 ("Ares Management"). Capitalized terms used but not defined herein are used with the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement we use the terms "the Company," "us," "we" and "our" to refer to GTEC. You are receiving this Information Statement because, pursuant to the agreement and plan of merger, dated as of March 2, 2011, among GTEC, Parent and the Purchaser (the "Merger Agreement"), Parent may gain and exercise the right to designate persons to be elected to a majority of seats on GTEC's Board of Directors (the "GTEC Board").

            Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on March 7, 2011 to purchase all of the issued and outstanding Shares at a purchase price of $24.25 per Share (the "Per Share Amount"), net to the seller in cash, without interest thereon and less required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011 (as it may be amended and supplemented from time to time, the "Offer to Purchase") and the related letter of transmittal (as it may be amended and supplemented from time to time (the "Letter of Transmittal")). We refer to the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, as the "Offer." Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 11:59 p.m., New York City time, on Friday, April 1, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered and not properly withdrawn. Copies of the Offer to Purchase and Letter of Transmittal have been mailed with the Schedule 14D-9 to the Company's stockholders and are filed as exhibits to the Schedule 14D-9 filed by us with the Securities and Exchange Commission ("SEC") on March 7, 2011.

            The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation and a direct, wholly owned subsidiary of Parent. Each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares owned by Parent, the Purchaser or the Company, all of which will be canceled and cease to exist, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive the Per Share Amount.

            Under the Merger Agreement, promptly upon the acceptance for payment of any shares of Common Stock by Parent or the Purchaser or any of their affiliates pursuant to and in accordance with the terms of the Offer and from time to time thereafter, Parent or the Purchaser shall be entitled to designate such number of directors to the GTEC Board, rounded up to the nearest whole number, that is the product of (1) the total number of directors on the GTEC Board and (2) the percentage of outstanding Common Stock that the Purchaser owns; provided, that until the Effective Time, the GTEC Board must have at least three independent directors (as defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). As a result, Parent will have the ability to designate at least a majority of the GTEC Board following consummation of the Offer. Notwithstanding the foregoing, these board representation rights are subject to obtaining any and all required approvals under the Security Control Agreement, dated as of September 16, 2010, between Global Strategies Group Holding, S.A. ("GLOBAL") and certain of its affiliates, GTEC and the United States Department of Defense.

            In the event that Parent's designees are elected or designated to the GTEC Board, then, until the Effective Time, GTEC will cause the GTEC Board to have at least three directors who were members of the GTEC Board as of the date of the Merger Agreement and are independent directors for purposes of the continued listing requirements of The NASDAQ Global Market.

            This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Parent's designees to the GTEC Board.

            You are urged to read this Information Statement carefully. You are not, however, required to take any action.

            The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, the Purchaser and Parent's designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION CONCERNING GTEC

            Our authorized capital stock consists of 90,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 1, 2011, there were 9,243,812 shares of Common Stock outstanding and no shares of preferred stock outstanding. Each share of our Common Stock entitles the holder thereof to one vote on each matter submitted to a vote of the stockholders.

PARENT DESIGNEES

Information with Respect to the Designees

            As of the date of this Information Statement, Parent has not determined who will be its designees to the GTEC Board. However, its designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC.

            Parent has advised GTEC that, to the best knowledge of Parent and the Purchaser:

  •
  none of the Potential Designees is currently a director of, or holds any position with, GTEC or has a familial relationship with any directors or executive officers of GTEC;

  •
  none of the Potential Designees beneficially owns or has any right to acquire, directly or indirectly, any Shares and, since January 1, 2010, none have been involved in any transactions with GTEC or any of its directors, executive officers or affiliates that would be required to be disclosed pursuant to the rules and regulations of the SEC;

  •
  none of the Potential Designees has, during the past ten years, (i) filed, or had filed against him or her, a petition under the federal bankruptcy laws or any state insolvency law, or had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which such person was a general partner at or within two years of the date of this Information Statement, or any corporation or business association of which such person was an executive officer within two years of the date of this Information Statement; (ii) been convicted in a criminal proceeding or been a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree of any court of competent jurisdiction, or of any U.S. federal or state authority, permanently or temporarily enjoining such person from, or otherwise limiting such person's ability to, become a member of any profession, engage in any type of business practice or engage in any activity in connection with the purchase or sale or any security or commodity or in connection with any violation of U.S. federal or state securities laws or federal commodities laws, or to be associated with persons engaged in any such activities; (iv) been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any U.S. federal or state securities law; (v) been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law; (vi) been the subject of, or a party to, any U.S. federal or state judicial or administrative order, judgment, decree or finding relating to an alleged violation of (A) any U.S. federal or state securities or commodities law or regulation, (B) any law or regulation respecting financial institutions or insurance companies or (C) any law or regulation prohibiting mail or wire fraud in connection with any business entity; or (vii) been the subject of, or a party to, any sanction or order of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member; and

  •
  there are no material pending legal proceedings to which any of the Potential Designees is a party adverse to, or in which any of the Potential Designees has a material interest adverse to, Parent or GTEC or any of its subsidiaries.

List of Potential Designees

            The following sets forth the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each Potential Designee. The current business address of each person is 2000 Avenue of the Stars, 12th Floor, Los

Angeles, CA 90067 and the telephone number at such principal executive offices is (310) 201-4100. Each Potential Designee is a citizen of the United States of America.

Name/Title	Age	Background
Michael Weiner	57	Mr. Weiner is the General Counsel of Ares Management. Mr. Weiner joined Ares Management in 2006 from Apollo Management, L.P. where he served as general counsel and had been an officer of the corporate general partners of Apollo since 1992. Prior to joining Apollo, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius specializing in corporate and alternative financing transactions, securities law and general partnership, corporate and regulatory matters. Mr. Weiner has served and continues to serve on the Boards of Directors of several corporations, including currently serving on the board of Hughes Communications, Inc. and previously serving on the board of Quality Distributions, Inc. Mr. Weiner also serves on the Board of Governors of the Cedars-Sinai Medical Center in Los Angeles. Mr. Weiner graduated with a BS in Business and Finance from the University of California at Berkeley and a JD from the University of Santa Clara.
Matthew Cwiertnia	39

Matthew Cwiertnia is a Senior Partner in the Private Equity group of Ares Management. Prior to joining Ares Management in 2005, Mr. Cwiertnia worked in the Financial Sponsors Group at Credit Suisse First Boston providing advisory and financing services to financial sponsors and their portfolio companies. Prior to Credit Suisse First Boston, Mr. Cwiertnia was an investment banker with Jefferies & Co. Inc. in the Leveraged Finance Group primarily focused on high yield debt financings and restructurings. Mr. Cwiertnia serves on the boards of directors of Stream Global Services, Inc., Kinetics Holdings, LLC and Orchard Supply Hardware Stores Corporation. Mr. Cwiertnia also serves on the audit committee, finance committee and Board of Governors of The UCLA Foundation which manages approximately $1 billion of endowed assets. Mr. Cwiertnia graduated from the UCLA with a BA in Business Economics and a MBA from UCLA's Anderson School of Management.

Name/Title	Age	Background
Daniel Lukas	39

Mr. Lukas is a Partner in the Private Equity Group of Ares Management. Prior to joining Ares Management in 2008, Mr. Lukas served as a Managing Director of GSC Group from 2006 through 2008, and Vice President of GSC Group from 2003 through 2005. Prior to that, he served as Vice President in the private equity and distressed debt funds at Thomas Weisel Capital Partners in 2002, and before that, he was with Consolidated Press Holdings limited, the private investment vehicle of Kerry Packer in Sydney, Australia. Earlier, Mr. Lukas was at Hellman & Friedman after beginning his career at Goldman, Sachs & Co., City Ventures LLC and Jacuzzi, Inc. Mr. Lukas serves on the Board of Directors of Nortek, Inc. Mr. Lukas received an A.B. degree in Government and Economics, Phi Beta Kappa and magna cum laude, from Dartmouth College. He served as an Aviation Electronics Technician in the United States Naval Reserve.

Dennis Gies	31

Mr. Gies is a Vice President in the Private Equity Group of Ares Management. Mr. Gies joined Ares Management in 2006 from UBS Investment Bank where he participated in the execution of a variety of transactions including leveraged buyouts, mergers and acquisitions, dividend recapitalizations and debt and equity financings. Mr. Gies graduated with a MS in Electrical Engineering from UCLA and magna cum laude with a BS in Electrical Engineering from Virginia Tech.

Daniel Nguyen	38

Mr. Nguyen is Chief Financial Officer of Ares Management. Mr. Nguyen joined Ares Management in 2000 from Arthur Andersen LLP, where he was in charge of conducting business audits on various financial institutions, performing due diligence investigations of potential mergers and acquisitions, and analyzing changes in accounting guidelines for derivatives. At Arthur Andersen LLP, Mr. Nguyen also focused on treasury risk management and on mortgage-backed securities and other types of structured financing. Mr. Nguyen graduated with a BS in Accounting from University of Southern California's Leventhal School of Accounting and received his MBA in Global Business from Pepperdine University's Graziadio School of Business and Management. Mr. Nguyen also studied European business at Oxford University in England as part of the MBA curriculum. Mr. Nguyen is a CFA charterholder and a Certified Public Accountant.

Name/Title	Age	Background
Preston Hayes	25

Mr. Hayes is an Associate in the Private Equity Group of Ares Management. Prior to joining Ares Management in 2010, Mr. Hayes served as an investment banking Associate in the Recapitalization & Restructuring Group at Jefferies & Company. Prior to that, he served as an investment banking Analyst in both the Recapitalization & Restructuring Group and the Leveraged Finance Group at Jefferies & Company from 2007 to 2010. Mr. Hayes graduated summa cum laude with a Bachelor of Science in Finance, Accounting and Economics from the Carroll School of Management Honors Program at Boston College.

Joshua Bloomstein	36

Mr. Bloomstein is the General Counsel of Ares Capital Corporation. He joined Ares Management in November 2006 and also serves as the Deputy General Counsel of Ares Management. From January 2005 to October 2006, Mr. Bloomstein was an associate with the law firm of Latham & Watkins LLP specializing in leveraged buyouts and private equity investments as well as general partnership and corporate matters. Mr. Bloomstein graduated magna cum laude with a BA in Political Science from the State University of New York at Albany and received a JD degree, magna cum laude, from the University of Miami School of Law.

Naseem Sagati	29

Ms. Sagati is Associate General Counsel at Ares Management. Prior to joining Ares Management in July 2009, Ms. Sagati was with the law firm of Proskauer Rose LLP, where she was an associate in its corporate department, focusing on mergers and acquisitions, private equity and capital markets transactions as well as general corporate and securities law matters from 2006 until 2009. Ms. Sagati graduated from the University of California—Berkeley with a B.A. in Political Economy of Industrial Societies and received a JD degree from the University of Southern California Gould School of Law.

DIRECTORS AND EXECUTIVE OFFICERS OF GTEC

            Set forth below are the name, age and position of each of our directors and executive officers as of March 1, 2011.

Name	Age	Position
John Hillen	45	President and Chief Executive Officer, Director
Joseph M. Cormier	34	Executive Vice President and Chief Financial Officer
Ronald C. Jones	52	Executive Vice President, Corporate Strategy and Development, Director
Michael Weixel	57	Senior Vice President, Contracts and Administration
Kirk Herdman	47	Senior Vice President, Business Development and Operations
Alexander Drew	50	President, Intelligence Solutions
Timothy Jones	47	Senior Vice President and General Manager, Defense Engineering
John J. Devine	70	Independent Director
Jacques S. Gansler	76	Independent Director
Damian Perl	42	Director
Eric S. Rangen	54	Independent Director
Thomas R. Wilson	64	Non-Executive Chairperson of the Board

            John Hillen has been our President and Chief Executive Officer since August 2008 and a member of our board of directors since January 2008. Prior to joining us, from January 2007 to August 2008, Dr. Hillen was President of Global Strategies Group (USA) LLC, an affiliate of Global Strategies Group (GLOBAL), which is controlled by Damian Perl, one of our directors. From 2005 to 2007, Dr. Hillen served as U.S. Assistant Secretary of State for Political-Military Affairs. Prior to this, Dr. Hillen was President of what is now CGI Federal Inc., a federal IT services company that is a subsidiary of CGI Inc (NYSE: GIB), a Canadian IT services firm. Prior to that Dr. Hillen led the defense and intelligence business at American Management Systems, Inc. (NASDAQ: AMSY), which was sold to CACI International, Inc. in 2004. From 2000 to 2002, Dr. Hillen served as a Vice President and then Chief Operating Officer of Island ECN Inc., a $160 million capital markets firm. Prior to joining Island ECN Inc., Dr. Hillen spent 12 years as an officer in the U.S. Army in both conventional and special operations units and has been decorated for his actions in combat. Dr. Hillen currently serves as a trustee at several non-profit institutions, and is a director of Oceus Networks Inc. Dr. Hillen also serves on the federal advisory commission for the U.S. Navy, having been appointed to that position by the Secretary of Defense in 2007. Dr. Hillen received a B.A. in Policy Studies/History from Duke University, an M.A. degree in Defense Studies from King's College, London University, a D.Phil. in International Relations from Oxford University and a Master's of Business Administration, or MBA, from Cornell University. Dr. Hillen is the author of several books and numerous journal articles on military and security affairs.

            Joseph M. Cormier has been our Executive Vice President and Chief Financial Officer since October 1, 2010. Prior to that, he served as our Senior Vice President, Finance beginning in January 2010. From 2005 to 2010, Mr. Cormier was a corporate officer of ManTech International Corporation and was most recently Senior Vice President, Corporate Development since January 2009. Prior to ManTech, Mr. Cormier was Vice President, Corporate Development of DigitalNet Holdings from July 2003 to October 2004, and from 1998 to 2003 was an investment banker at Banc of America Securities LLC. Mr. Cormier received a Bachelor of Arts in Economics & Political Science from Columbia University.

            Ronald C. Jones became our Executive Vice President, Corporate Strategy and Development as of the closing of our initial public offering in November 2009. Ronald Jones has been a member of the Company's board of directors since February 2007. From March 2006 through November 2009, Ronald Jones served as President, Technology and Systems, for Contego Systems LLC, an affiliate of GLOBAL. Prior to joining Contego Systems LLC, Ronald Jones was Senior Vice President, Strategy and Corporate Development and a director of Gray Hawk Systems, Inc. from 2003 to 2006. From 1995 to 2003, Ronald Jones served as Senior Vice President, Corporate Strategy and Development for Veridian Corporation. From 2004 to 2005, Ronald Jones served on the board of the Infodata Corporation. Ronald Jones received a B.S. in Engineering from the U.S. Naval Academy and an MBA from the University of Pennsylvania, Wharton School of Business. Ronald Jones also served as a commissioned officer in the U.S. Marine Corps.

            Michael Weixel has been our Senior Vice President, Contracts and Administration since January 2009. From 2007 to 2009, Mr. Weixel served as Vice President, Contracts of Global Strategies Group (Integrated Security) Inc., an affiliate of GLOBAL. From 1977 to 2007, Mr. Weixel held senior management positions at several companies, including ManTech International Corporation, Gray Hawk Systems, Inc. and Lockheed Martin Corporation. Mr. Weixel received a B.S. in Government from the College of William & Mary and an MBA in Logistics, Operations, and Material Management from George Washington University.

            Kirk Herdman has been our Senior Vice President, Business Operations and Development since June 2009. Prior to this, and since 2005, Mr. Herdman served as Senior Vice President, for Defense and Space Programs at Wyle Information Systems Inc. From 1988 to 2004, Mr. Herdman served in various positions at Gray Hawk Systems, Inc. and General Dynamics Corporation (formerly Veridian Corporation) including Vice President for Defense Business Development, Vice President of Sales & Marketing for Veridian Corporation's engineering Applied Technology Group (ATG) and Director of Veridian Engineering's San Diego, CA office. Mr. Herdman received a B.S. in Applied Mathematics from Virginia Polytechnic Institute and State University (Virginia Tech) and is a graduate of the University of Virginia's Darden Business School Executive Training Program on Leadership Change.

            Alexander Drew has been President of the Intelligence Solutions division (The Analysis Corp.), a wholly-owned, indirect subsidiary of the Company, since January 2009. From June 2005 to December 2008, Mr. Drew served as Vice President-Intelligence Operations with IS. In 2001, Mr. Drew was recalled to active duty and counterterrorism exercises for NATO and the Department of Defense's Joint Staff J2 (Intelligence). Mr. Drew served as Senior Watch Officer for the National Counterterrorism Center (NCTC) and was the representative from the Defense Intelligence Agency's Joint Intelligence Task Force for Combating Terrorism (JITF-CT) to help establish NCTC's Operations Center until his retirement in May 2005. From 1996 to 2001, Mr. Drew was Senior Vice President and General Counsel of EDGE Tech Corporation, and from 1992 to 1996, was an associate at the law firm of Akin, Gump, Strauss, Hauer and Feld LLP. Mr. Drew served in the U.S. Navy, retiring with the rank of Captain. Mr. Drew received a B.S. in Physics from Miami University of Ohio and a J.D. from the Catholic University, Columbus School of Law.

            Timothy Jones has been our Senior Vice President and General Manager of Defense Engineering since April 2010. From February 2009 to April 2010, Timothy Jones served as Vice President and General Manager of Defense Engineering. From 2008 to 2009, Timothy Jones was Deputy General Manager, and from 2005 to 2008, Timothy Jones served as Senior Program Manager and Director of Finance. Prior to 2005, Timothy Jones was a Senior Vice President of the Delmarva Foundation for Medical Care, Inc. Timothy Jones received a B.S. in Economics and an MBA from Virginia Polytechnic Institute and State University (Virginia Tech).

            John J. Devine has been a director since March 2007. Mr. Devine is a founding partner and President of The Arkin Group LLC since May 2000. Prior to this, Mr. Devine completed a distinguished career of more than thirty years with the Central Intelligence Agency, serving as both Acting Director and Associate Director of the Agency's foreign operations from 1993 to 1995 and from 1995 to 1998 as the senior CIA representative in Great Britain. Mr. Devine also served as the leader of the Agency's Latin American Division, Counternarcotics Center and Afghan Task Force. Mr. Devine is a member of the Council on Foreign Relations and serves on the boards of CyberCore Technologies LLC and Global Strategies Group (Integrated Security) Inc., an affiliate of GLOBAL. Mr. Devine received a B.S. in Social Sciences from West Chester University and an M.A. in Political Science from Villanova University.

            Jacques Gansler has served as a director since March 2007. Since 2001, Dr. Gansler has been a Professor at the University of Maryland. From 1997 to 2001, Dr. Gansler served as the Under Secretary of Defense for Acquisition, Technology and Logistics for the Department of Defense. Prior to this, Dr. Gansler served as the Executive Vice President and a Director for TASC Incorporated. From 1972 to 1977, Dr. Gansler served as Deputy Assistant Secretary of Defense (Material Acquisition) and Assistant Director of Defense Research and Engineering (Electronics). Dr. Gansler is a member of the Defense Science Board, The National Academy of Engineering, Comptroller General's Advisory Board for the U.S. Government Accountability Office; and a member of the board of directors of iRobot Corporation where he also serves as chair of the nominating and governance committee. Dr. Gansler also serves on the advisory boards of Israel Aircraft Industries (North America), Ltd., Computer Science Corporation, SafeLife Corporation (formerly Triosyn Corporation) and Lockheed Martin Corporation, Space and Integrated Systems Sector and chairs the National Security Advisory Panel, University of Maryland. Dr. Gansler received a B.E. in Electrical Engineering from Yale University, an M.A. in Political Economy from New School for Social Research, an M.E. in Electrical Engineering from Northeastern University and a Ph.D. in Economics from American University.

            Damian Perl has served as a director since April 2009. Mr. Perl is the founder, Chairman and Chief Executive Officer of GLOBAL, which was established in 1998. Prior to 1998 and for a period of a year, Mr. Perl worked on a consultancy basis in the risk management field for industry clients drawn from the energy and mining sectors. Prior to this, Mr. Perl served in the British military both in the Royal Marines Commandos and in Special Forces, and was involved in counter-insurgency operations in Africa and the Balkans. He also advised foreign governments on counter-terrorism, working with indigenous security services and linking civil and military security interests. Mr. Perl is a member of the SAS Regimental Association and the Royal African Society. Mr. Perl received a B.A. degree in Physiology and Biomechanics from Brunel University, London, United Kingdom.

            Eric S. Rangen has been a director since December 2009 and serves as the Audit Committee Chairperson. Mr. Rangen has been the Senior Vice President and Chief Accounting Officer of UnitedHealth Group since December 2006. Before joining UnitedHealth Group in 2006, Mr. Rangen served in several capacities, including Executive Vice President and Chief Financial Officer of Alliant Techsystems, Inc. and as an accountant with Deloitte & Touche LLP where he was a Partner from 1994 - 2001. Mr. Rangen is a member of the board of directors of Flexsteel Industries, Inc., where he also serves as chair of the audit and ethics committee. He is also a member of the board of directors of the Boys & Girls Club of the Twin Cities, Minnesota. Mr. Rangen received a Bachelor of Science in Business Administration Accounting from the University of Minnesota, Minneapolis.

            Thomas Wilson, Vice Admiral, U.S. Navy (Ret.), has served as a director since March 2007 and as Chairperson of the Board since October 2008. From 2002 to 2008, Vice Admiral Wilson was associated with Alliant Techsystems, Inc. (ATK) serving in various senior management positions. Appointed President ATK Missile Systems Company from 2002 - 2003, Vice Admiral Wilson subsequently served as President of the ATK Precision Systems Group from 2003 - 2006 and later as Senior Vice President for Tidewater Operations and Combatant Command Relations. Prior to this, Vice Admiral Wilson served for nearly 34 years in the U.S. Navy, with his last position as Director,

Defense Intelligence Agency (DIA) from July 1999 to July 2002. In that position, he served concurrently as Manager of the General Defense Intelligence Program overseeing the planning, programming and budgeting functions for military service and combatant command intelligence centers and staffs. Mr. Wilson currently serves on the boards of directors of Global Strategies Group (Integrated Security) Inc., an affiliate of GLOBAL Meggitt Defense Systems, Inc. and Wilcox Research, Inc. He has also served on The Ohio State University Alumni Association Board of Directors and the National Defense Industrial Association Board of Trustees. Mr. Wilson received a B.S. degree from The Ohio State University and a Master's Degree in Management and Human Relations from Webster University.

Director Independence

            The GTEC Board has determined that Dr. Gansler and each of Messrs. Devine, Rangen and Wilson is an "independent director" within the meaning of Rule 5605(a)(2) of The NASDAQ Global Market.

GTEC Board Meetings

            The GTEC Board held 11 meetings during 2010. Each director attended at least 90% of the aggregate number of meetings held by the GTEC Board and of the committees on which such director served during his tenure in 2010. The independent directors meet in regularly scheduled executive sessions at in person meetings of the GTEC Board without the participation of the President and Chief Executive Officer or other members of management. Our corporate governance guidelines provide that it is the responsibility of each director to attend our annual meeting of stockholders. All directors attended our annual meeting of stockholders in 2010.

Committees of the GTEC Board

            The GTEC Board has established a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee and has determined that each of the members of these committees shall be independent under the applicable SEC rules and the listing standards of The NASDAQ Global Market. In addition, each member of the Compensation Committee shall be a non-employee director as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986 (the "Code"). We also have established a Government Security Committee.

            The current members of these committees are:

	Audit Committee		Compensation Committee		Nominating and Corporate Governance Committee		Government Security Committee
John J. Devine	X				X		X	*
Jacques Gansler			X		X	*	X
John Hillen							X
Ronald C. Jones							X
Eric S. Rangen	X	*	X				X
Thomas Wilson	X		X	*	X		X

*
Denotes chairperson of the committee

Nominating and Corporate Governance Committee

            The Nominating and Corporate Governance Committee consists of Messrs. Devine and Wilson and Dr. Gansler, all of whom were appointed in 2009, with Dr. Gansler serving as Chairperson. The

Nominating and Corporate Governance Committee held two meetings in 2010. The committee operates under a charter, which is available at http://investor.gtec-inc.com. The Nominating and Corporate Governance Committee assists the GTEC Board in promoting our best interests and the best interests of our stockholders through the implementation of sound corporate governance principles and practices. The specific responsibilities of our Nominating and Corporate Governance Committee include:

  •
  identifying, reviewing, evaluating and recommending for selection candidates for membership to the GTEC Board;

  •
  reviewing, evaluating and considering the recommendation for nomination of incumbent members of our board of directors for reelection to the GTEC Board and monitoring the size of our the GTEC Board;

  •
  evaluating nominations by stockholders of candidates for election to the GTEC Board;

  •
  reviewing, discussing and reporting to the GTEC Board an assessment of its performance; and

  •
  determining adherence to our corporate governance documents.

Audit Committee

            The Audit Committee consists of Messrs. Devine, Rangen and Wilson, all of whom were appointed in 2009. The Audit Committee held seven meetings in 2010. Mr. Rangen acts as Chairperson of the Committee and, in the judgment of the GTEC Board, qualifies as an "audit committee financial expert" as defined in the Exchange Act. The committee operates under a charter, which is available at http://investor.gtec-inc.com.

            The Audit Committee discharges the responsibilities of the GTEC Board in monitoring our accounting, financial and other reporting and internal control practices and oversees our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

  •
  evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate its services;

  •
  determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, other than immaterial aggregate amounts of non-audit services as excepted under applicable laws and rules;

  •
  reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm's review of our quarterly financial statements and annual and quarterly reports;

  •
  reviewing with management and our independent registered public accounting firm any significant issues that arise regarding accounting principles and financial statement presentation;

  •
  conferring with management and our independent registered public accounting firm regarding the scope, adequacy and effectiveness of our internal control over financial reporting; and

  •
  establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal control or auditing matters.

Compensation Committee

            The Compensation Committee consists of Messrs. Wilson and Rangen and Dr. Gansler, with Mr. Wilson serving as Chairperson. The Compensation Committee held five meetings in 2010. The Compensation Committee discharges the responsibilities of the GTEC Board in overseeing our compensation policies, plans and programs and reviews and determines the compensation to be paid to our executive officers and other senior management. The committee operates under a charter, which is available at http://investor.gtec-inc.com. Specific responsibilities of our Compensation Committee include:

  •
  determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

  •
  evaluating and recommending to our board of directors the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs; and

  •
  reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers.

Government Security Committee

            Pursuant to our Security Control Agreement (the "SCA") with the Department of Defense, the Government Security Committee, which consists of Messrs. Wilson, Devine, Jones and Rangen and Drs. Hillen and Gansler, ensures that, throughout the duration of the SCA, we implement and maintain policies and procedures to safeguard classified information and controlled unclassified information in our possession and that we comply with the SCA, appropriate customer contract provisions regarding security, U.S. government export control laws and regulations and the National Industrial Security Program. The Chairperson of the Government Security Committee is Mr. Devine, and he has designated Dr. Gansler to be Secretary of the committee. The committee held four meetings in 2010.

Compensation Committee Interlocks and Insider Participation

            Messrs. Rangen and Wilson and Dr. Gansler currently serve on the Compensation Committee. None of the current members of the Compensation Committee serves, or has in the past served, as one of our employees or officers. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the GTEC Board or our Compensation Committee.

Identifying Individuals to Stand for Election as Directors

            In selecting the candidates to nominate for election as directors, the GTEC Board's principal qualification is whether an individual has the ability to act in the best interests of the Company and its stockholders. Our corporate governance guidelines provide that the Nominating and Corporate Governance Committee shall endeavor to identify and will nominate individuals to serve on the GTEC Board who have expertise that is useful to the Company and complementary to the background, skills and experience of the other members of the GTEC Board. The Nominating and Corporate Governance Committee's assessment of the composition of the GTEC Board shall include the following considerations: (i) the skills of each member of the GTEC Board, which shall include an analysis of each director's business and management experience, information technology and government contractor industry experience, professional services experience, accounting experience, finance and capital markets experience, and level of understanding of corporate governance regulations and public policy matters, (ii) the characteristics of each member of the GTEC Board, which shall include an analysis of each director's ethical and moral standards, leadership abilities, sound business judgment, independence and innovative thought, and (iii) the general composition of the GTEC Board, which shall include an analysis of the diversity, age and public company experience of the directors.

            Director candidates may be nominated by any stockholder of the Company entitled to notice of, and to vote at, any meeting called for the election of directors. Such nomination shall contain the following information to the extent known to the notifying stockholder: (i) the name, age, business address and residence address of each proposed nominee and of the notifying stockholder; (ii) the principal occupation of each proposed nominee; (iii) a representation that the notifying stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iv) the total number of shares of capital stock and other securities of the Company that are beneficially owned by the notifying stockholder and by the proposed nominee and, if such securities are not owned solely and directly by the notifying stockholder or the proposed nominee, the manner of beneficial ownership (beneficial ownership has the same meaning as provided in Regulation 13D under the Exchange Act; (v) a description of all arrangements or understandings between the notifying stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the notifying stockholder; (vi) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed with the SEC pursuant to Regulation 14A under the Exchange Act had the nominee been nominated, or intended to be nominated, by the GTEC Board; (vii) the consent of each nominee to serve as a director of the Company if so elected; and (viii) a written questionnaire with respect to the background and qualification of each proposed nominee (which questionnaire shall be provided by the Secretary of the Company upon written request) and a written representation and agreement (in form provided by the Secretary of the Company upon written request) that such proposed nominee (A) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how each proposed nominee, if elected as a director of the Company, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Company or (y) any Voting Commitment that could limit or interfere with each proposed nominee's ability to comply, if elected as a director of the Company, with each proposed nominee's fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company and (C) in each proposed nominee's individual capacity and on behalf of the stockholder (or the beneficial owner, if different) on whose behalf the nomination is made, would be in compliance, if elected as a director of the Company, and will comply with applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company. The Company may request any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the qualifications of the proposed nominee to serve as a director of the Company, including any information required to be provided to the Department of Defense pursuant to the terms of the SCA.

            A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to the procedures described above shall be true and correct as of the record date for the meeting and as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be received by the Secretary of the Company not later than seven days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof). The Nominating and Corporate Governance Committee evaluates director candidates recommended by stockholders in the same manner as it evaluates director candidates recommended by our directors, management or employees.

            The Company does not pay any third parties to assist in the solicitation, selection or evaluation of director candidates.

Communications with the Board of Directors

            Any stockholder of the Company or any other interested party may communicate with the GTEC Board as a whole, the non-employee directors of the GTEC Board as a group, the Chairperson of the Board and/or any individual director by sending the communication to the Company's corporate offices at 1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011, care of the Secretary of the Company. All such communications should identify the party to whom they are being sent. Any communication which indicates it is for the GTEC Board or fails to identify a particular director will be deemed to be a communication intended for the Chairperson of the Board. The Secretary of the Company will promptly forward to the appropriate director all communications he or she receives for the GTEC Board or any individual director which relate to the Company's business, operations, financial condition, management, employees or similar matters. The Secretary of the Company will not forward to any director any advertising, solicitation or similar materials.

Board Leadership Structure

            The GTEC Board operates under a governance structure in which the Chairperson of the Board and Chief Executive Officer are separate positions held by different individuals. Having the GTEC Board operate under the leadership and direction of someone independent from management provides the GTEC Board with the most appropriate mechanism to fulfill its oversight responsibilities and hold management accountable for the performance of the company. The GTEC Board believes that one of the most important attributes for the GTEC Board is independence from management and that belief has been reflected in the separation of the chairperson and CEO roles.

Risk Management Oversight

            Much attention has recently been given to the subject of risk and how companies assess and manage risks. Senior management is responsible for assessing and managing the Company's various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies. The GTEC Board is responsible for overseeing management in the execution of its responsibilities and for assessing the Company's approach to risk management. Although the GTEC Board has delegated to our Audit Committee responsibility for overseeing our risks and exposures on an ongoing basis, the entire GTEC Board receives regular updates from management on the continued viability of our business plan, market conditions, capital position and business results. The GTEC Board reviews that information, together with our quarterly and annual financial statements and short- and long-term business prospects, to assess the risks that we may encounter and to establish appropriate direction to avoid or minimize the potential impact of the identified risks. Some of the details that are discussed as part of the GTEC Board's review of potential risks facing us include, without limitation: (i) the impact of market conditions on our business; (ii) liquidity and credit risks, including our ability to access capital to run and grow our business and our overall cost of capital and the impact on our profitability; (iii) investment risks related to possible acquisitions; (iv) regulatory risks that may impact our profitability; and (v) general risks inherent in our industry. As a result, the GTEC Board's role in risk oversight of the Company is consistent with the Company's leadership structure, with the CEO's and other members of senior management's having responsibility for assessing and managing the

Company's risk exposure and with the GTEC Board's and its committees' providing oversight in connection with those efforts.

Review, Approval or Ratification of Transactions with Related Persons

            The Audit Committee is charged with monitoring and reviewing related party transactions. The Audit Committee has adopted a written policy for reviewing the material facts of any transactions with related parties and either approving or disapproving the entry into such transactions. In determining whether to approve a related party transaction, the Audit Committee takes into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction, (ii) whether the transaction would impair the independence of a director, (iii) whether the transaction would present an improper conflict of interest for the related party and (iv) whether the transaction requires public disclosure and the anticipated public perception of the public disclosure.

Transactions with Related Persons

Services to GLOBAL and its affiliates

            Global Strategies Group (North America) Inc., a wholly owned subsidiary of the Company ("GNA"), provided payroll and benefits administration services to Global Strategies Group (Integrated Security), Inc., an entity controlled by GLOBAL ("GIS"), through June 30, 2010. The agreement expired in July 2010. At December 31, 2010, GIS owed GNA $0.2 million for medical claims incurred in 2010.

Contracting Relationships

    Subcontracting and support services provided to GIS by GNA

            In 2008, we entered into a subcontracting agreement with GIS, pursuant to which we provide command and control and intelligence services to GIS. The agreement is set to expire on June 30, 2011. Revenue for all services to GIS for the year ended December 31, 2010 was $1.6 million.

    Subcontracting services provided to Global Strategies Group (Middle East) FZE by GNA

            During 2010, GNA provided sales, support and consulting services to Global Strategies Group (Middle East) FZE, an entity controlled by GLOBAL ("GAE"). Revenue for subcontracting services to GAE for the year ended December 31, 2010 was less than $0.1 million.

            On June 24, 2009, GNA entered into a preferred supplier services framework agreement with GAE. Under the agreement, we have granted GAE a right of first refusal to perform on any subcontracts where GNA is the prime contractor for services related to defense and security, as set forth in the agreement, performed outside of the United States. To date, no subcontracting agreements have been entered into pursuant to this agreement.

Trademark License

            We have entered into a trademark license agreement, dated September 29, 2009, with GLOBAL whereby we have been granted a non-exclusive worldwide license to use the GLOBAL name and logo. We will pay royalties of $1 to GLOBAL in relation to our use of the GLOBAL name and logo. The agreement can be terminated by GLOBAL upon 12 months prior written notice. Upon consummation of the Offer, the agreement will be terminated.

Registration Rights

            Contego Systems LLC and Ronald C. Jones have registration rights with respect to the Shares they hold. According to the terms of a registration rights agreement, Contego Systems LLC is entitled to demand, piggyback and shelf registration rights and Ronald Jones is entitled to piggyback registration rights.

Section 16(a) Beneficial Ownership Reporting Compliance

            Our directors, executive officers and any persons who beneficially own more than 10% of our Shares are required by Section 16(a) of the Exchange Act to file reports of initial ownership and changes of ownership of our Shares with the SEC. To our best knowledge, based solely on review of copies of such reports furnished to us and written representations furnished to us by our directors and executive officers, there were no failures to file or timely file such required reports during 2010 by any of our directors or executive officers, except that, on March 9, 2010 and March 10, 2010, Kirk Herdman purchased 2,000 Shares and 1,000 Shares, respectively, and reported the transactions in a late Form 4 filing on March 15, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

    Overview of Our Executive Compensation Philosophy

            Our compensation program and policies are designed to attract, motivate and retain executives of outstanding ability in order to achieve our full growth potential and maximize the return to our stockholders.

            The primary objectives of our executive compensation program are to:

  •
  attract and retain talent;

  •
  provide total direct compensation opportunities that are competitive with opportunities provided to executives of comparable companies at comparable levels of performance;

  •
  ensure that our executives' total compensation levels are correlated to both our short-term and long-term financial performance in areas such as revenue, net income and operating efficiency, which we believe are then reflected in increased stockholder value over time;

  •
  focus and motivate executives on the achievement of objectives at the individual, business-unit and company-wide levels; and

  •
  reward executives in accordance with their relative contributions to achieving strategic milestones and advancing key mission-related objectives.

To achieve these objectives, the Compensation Committee has implemented compensation policies that tie a substantial portion of the executives' overall compensation to financial and operational goals such as growth in revenue and profit from year-to-year. These compensation policies may be summarized as follows:

  •
  Total compensation for executive officers is measured at the 50th-75th percentile of the median of local and nationally recognized survey data. Our survey information is discussed in more detail below. We believe this is necessary to attract outstanding executives.

  •
  The mix of total compensation elements reflects an appropriate balance between competitive market requirements and strategic business needs. We believe the opportunity for executives to receive additional compensation based upon achieving or exceeding established performance objectives properly aligns our equity programs and management's focus with the interests of our stockholders.

  •
  The short-term non-equity incentive compensation portion of total compensation, which we refer to as the Management Performance Incentive Plan, provides the opportunity to earn total cash compensation at the upper quartile of competitive pay based on outstanding corporate performance. Each executive is eligible to receive cash incentive payments based on achievement of specific performance measures. The amount awarded annually is determined by the Compensation Committee's review of the executive's achievement of such performance measures. As an executive's responsibility increases, the portion of his or her total compensation represented by incentive compensation payments increases.

  •
  The long-term equity incentive compensation portion of each executive's annual compensation is linked to our overall performance with a goal of maximizing stockholder return.

  •
  Benefits are designed to be market competitive.

Compensation Committee Process

            Our Compensation Committee meets at least twice a year to evaluate the performance of our executive officers and holds additional meetings as the Compensation Committee members deem appropriate. The Compensation Committee is responsible for adopting, administering and maintaining programs and plans involving stock incentives and executive bonuses and other similar compensation programs and any other compensation matters requested by the GTEC Board. In addition, the Compensation Committee is responsible for reviewing and approving the compensation of the Chief Executive Officer and the other executive officers. The Compensation Committee determines the amount of each element of our compensation program by taking into consideration the competitive landscape, executive's experience, results of operations, short and long term corporate goals and economic conditions.

            In order to set compensation levels competitively, management obtains market analysis information and executive compensation survey data obtained from nationally recognized survey providers, including Watson Wyatt Worldwide and Washington Technical Personnel Forum—Market Pay Survey. Management and the Compensation Committee utilize the information obtained through this analysis, together with all other relevant materials, to make informed recommendations and decisions concerning both the composition of and the level of our executive compensation, and to assist in designing executive compensation plans and programs that are aligned with our corporate compensation philosophy. Executives are intended to be provided total compensation packages in the 50-75th percentile of the median of the compiled survey data.

            At the request of our Chairperson, our Chief Executive Officer is invited to the Compensation Committee meetings as a guest of the committee to make recommendations to the Compensation Committee with respect to base salary increases, the setting of performance targets and the amounts of any short-term and long-term incentive compensation, and equity awards for our executive officers (other than himself). He provides the committee with feedback regarding the performance of our executive officers, including their contributions toward achieving our corporate performance goals. Our Chief Executive Officer and Senior Vice President, Human Resources and Corporate Secretary have worked with the Compensation Committee to establish the agenda and prepare the materials for Compensation Committee meetings. Our Chief Executive Officer is not present for portions of Compensation Committee meetings that involve deliberations with respect to his own compensation. Our other officers may attend these meetings at the invitation of the Compensation Committee. The Compensation Committee believes input from management and outside advisors, as noted below, is valuable; however, the Compensation Committee makes all final compensation decisions based on independent analysis and assessment.

Elements of Executive Compensation

            Our executive compensation program consists of the following components:

  •
  base salary, which is designed to allow us to attract and retain the most qualified candidates,

  •
  short-term non-equity incentive compensation (consisting of cash performance bonuses), which is designed to provide performance-based incentives to our executives for the achievement of important financial objectives, and

  •
  long-term equity incentive compensation (consisting of stock options and restricted stock awards), which are granted to incentivize executive performance that increases stockholder value.

            A detailed description of these components is provided below.

            As a result, a majority of each executive officer's total annual compensation opportunity is "at-risk" and tied to our annual and long-term financial performance, as well as to the enhancement of stockholder value. We have measured the total direct compensation opportunities for executives with the goal of linking such opportunities to performance. Our executive compensation programs are intended to reward achievement of target financial performance with total direct compensation in the range of the 50th-75th percentile of the median of local and nationally recognized survey data. Most of our executives are provided compensation at the 50% median level. In the past, while not reducing salaries, we have reduced annual increases and bonuses for executive salaries in excess of the 50% median. Base salary is generally kept consistent with the market and reflects the complexity and scope of responsibilities for the executive. Executive officers also receive competitive benefits.

Base Salary

            We provide a fixed base salary to our executives to compensate them for services provided to us during the year. We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive's job. We believe our base salaries are set at levels that allow us to attract and retain executives in competitive markets. Base salaries are reviewed annually with this objective in mind. Effective April 1, 2010, the Compensation Committee approved the following increases in base salary of our named executive officers over 2009 base salaries, except with respect to Dr. Hillen, whose increase in base salary was effective January 1, 2010:

Name	% Increase in Base Salary	2010 Base Salary
John Hillen	5%	$400,000
President and Chief Executive Officer
Joseph M. Cormier(1)	0%	$275,000
Executive Vice President and Chief Financial Officer
James P. Allen(2)	0%	$300,000
former Chief Financial Officer
Ronald C. Jones	0%	$300,000
Executive Vice President, Corporate Strategy and Development
Alexander Drew	6%	$238,826
President, Intelligence Solutions
Timothy Jones(3)	22%	$220,000
Senior Vice President and General Manager, Defense Engineering

(1)
Mr. Cormier was hired as Senior Vice President, Finance on January 25, 2010 with a salary of $275,000 per annum. Effective upon his promotion to Executive Vice President and Chief Financial Officer on October 1, 2010, Mr. Cormier's base salary was increased 18% to $310,000 per annum.

(2)
Mr. Allen resigned as Chief Financial Officer effective October 1, 2010. Following that date, Mr. Allen was compensated at an hourly rate of $200 per hour.

(3)
Mr. T. Jones was promoted to Senior Vice President and General Manager, Defense Engineering on April 1, 2010.

            In general, base salaries for our named executive officers are initially established through arm's-length negotiation at the time the executive is hired, taking into account such executive's qualifications, experience and prior salary. Base salaries of our named executive officers are approved and reviewed annually by our Chief Executive Officer, and in the case of our Chief Executive Officer's base salary, by our Compensation Committee. Annual merit adjustments to base salaries are made to align base salary with an executive officer's responsibilities, individual contribution, prior experience and sustained performance. Performance evaluations are conducted annually to determine merit increases for all employees including executives. The performance evaluation includes the following 16 performance factors:

• Attendance/Punctuality	• Ability to Direct Activities of Others
• Knowledge	• Acceptance of Supervision/Criticism
• Problem Solving and Creativity	• Productivity/Efficiency
• Judgment/Decision Making	• Quality of Output
• Planning and Organization	• Effectiveness of Customer Relations
• Flexibility and Adaptability	• Company Identification
• Ability to Work Independently	• Written Expression
• Ability to Work With Others	• Oral Expression

            The performance factors are graded from 1 to 5, with 5 being the highest or exceptional performance. The grading results determine an executive officer's eligibility for a merit increase. To be eligible for a merit increase, the executive officer must receive an acceptable rating, and the compensation survey data that we use must support that an increase in base salary is warranted. We consider the year-to-year merit increases that we have implemented to be in line with industry standards.

            Other factors that we may take into account in deciding upon base salary increases include the executive officer's current salary, equity ownership, if any, and pay equity relative to an executive officer's peers within our company, which we analyze by comparing the pay of each executive officer to other members of the management team. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies. We have historically reviewed anonymous private company compensation surveys when setting and adjusting base salaries. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

            For 2010, the average increase in base salaries of our employees was 5%, which is consistent with the base salary increases for Dr. Hillen and Messrs. Drew and Herdman. Mr. Allen did not receive a salary increase due to his planned transition into a part-time advisory position in the second half of 2010. Mr. R. Jones did not elect to receive a salary increase. Mr. T. Jones' 22% salary increase resulted from his promotion to Senior Vice President and General Manager, Defense Engineering and a decision to align his base salary closer to peer group levels. Effective upon Mr. Cormier's promotion to Executive Vice President and Chief Financial Officer, his base salary was increased 18% to $310,000 per annum to align his base salary closer to peer group levels for chief financial officers.

Short-Term Non-Equity Incentive Compensation

            We provide annual cash incentive awards to our executives through our Management Performance Incentive Plan. Pursuant to the Management Performance Incentive Plan, our executives are eligible to receive cash incentive awards upon the achievement of certain key Company-level performance measures and business unit goals for certain business units. Such Company-level performance measures, business unit goals and the eligibility under the Management Performance Incentive Plan are established by the Compensation Committee at the beginning of each fiscal year. The Compensation Committee establishes threshold, target and stretch level goals for each Company-level performance measure and business unit goal. Each performance measure is considered independently from the other measures. In addition, the Compensation Committee, within its discretion, can make modifications to the Management Performance Incentive Plan, or may elect not to make any awards under the Management Performance Incentive Plan, dependent upon Company and individual performance. We believe that having a significant portion of compensation linked to key Company performance measures and business unit goals directly aligns individual executive performance with our business objectives. The Chief Executive Officer can make recommendations to the Compensation Committee for discretionary bonuses for certain individuals who exhibit exemplary performance.

            Short-term non-equity incentive compensation payments for 2010 performance were determined on February 1, 2011. Since our audited financial information for 2010 has not yet been approved by our Audit Committee, the Compensation Committee determined achievement of the threshold, target and stretch goals and distributed short-term non-equity incentive compensation payments based on unaudited calculations of the performance measures. No material changes are expected between the unaudited financial information used to determine satisfaction of performance measures and our actual audited financial information for 2010. If, however, there is a material change between the audited and unaudited financial information that affects the payment to an executive officer, corresponding adjustments will be made to such executive officer's short-term non-equity incentive compensation payment.

2010 Potential Payments under Management Performance Incentive Plan

            The table below illustrates the potential cash incentive award payable, which we refer to as the management performance incentive potential, at each performance level (i.e., threshold, target or stretch) as a percentage of 2010 base salary for each named executive officer:

Management Performance Incentive Potential (as a percentage of 2010 base salary)

Name	Management Performance Incentive Potential at Threshold	Management Performance Incentive Potential at Target(1)		Management Performance Incentive Maximum at Stretch(2)
John Hillen	0%	80%		120%
James P. Allen	0%	50%		75%
Joseph M. Cormier	0%	65	%(3)	97.5	%(3)
Ronald C. Jones	0%	50%		75%
Alexander Drew	0%	50%		75%
Timothy Jones	0%	50%		75%

(1)
When a performance measure was achieved above the threshold level, but below the target level, the executive earned management performance incentive compensation on a linear basis between the management performance incentive potential at threshold and at target for such performance measure.

(2)
When a performance measure was achieved above the target level, the executive earned management performance incentive compensation on a linear basis between the management performance incentive potential at target and at stretch for such performance measure.

(3)
Represents Mr. Cormier's management incentive potential following his promotion to Executive Vice President and Chief Financial Officer on October 1, 2010. Prior to such time, Mr. Cormier's management performance incentive potential at target and his management performance incentive maximum at stretch were 50% and 75%, respectively.

2010 Performance Measures Under Management Performance Incentive Plan

    Hillen and Allen:

            For 2010, the Compensation Committee established the following performance measures for Dr. Hillen and Mr. Allen:

Performance Measure	Allocation(1)	Threshold		Target		Stretch
Revenue	20%	234.0	(2)	255.0	(3)	>Target
Diluted Earnings Per Share ("EPS")	50%	0.90	(4)	1.07	(5)	>Target
Funded Backlog	15%	113.3	(6)	123.6	(7)	>Target
Other—Management by Objectives	15%	n/a			(8)	n/a

US$ in millions, except per share data.

(1)
Amounts above threshold are calculated on a linear basis. For this reason, the percentage allocation for the Revenue, EPS and Funded Backlog performance measures is subject to change based on the Company's achievement in each category.

(2)
The threshold goal for the Revenue performance measure represents a 10% increase in revenue from 2009.

(3)
The target goal for the Revenue performance measure represents a 20% increase in revenue from 2009.

(4)
The threshold goal for EPS is based on EBITDA representing 8% of the threshold goal for revenue.

(5)
The target goal for EPS was based on the top end of the EPS guidance range initially provided to investors for 2010 in February 2010.

(6)
The threshold goal for the Funded Backlog performance measure represents a 10% increase over the Funded Backlog at December 31, 2009.

(7)
The target goal for the Funded Backlog performance measure represents a 20% increase over Funded Backlog at December 31, 2009.

(8)
The Management by Objectives performance measure was focused on the successful closing of accretive acquisitions during the year.

    Cormier

            Mr. Cormier was hired as our Senior Vice President, Finance on January 25, 2010. Effective October 1, 2010, he was promoted to Executive Vice President and Chief Financial Officer. For 2010, the Compensation Committee established the following performance measures for Mr. Cormier.

Performance Measure	Allocation(1)	Threshold		Target		Stretch
Revenue	15%	234.0	(2)	255.0	(3)	>Target
EPS	50%	0.90	(4)	1.07	(5)	>Target
Funded Backlog	15%	113.3	(6)	123.6	(7)	>Target
Other—Management by Objectives	20%	n/a			(8)	n/a

US$ in millions, except per share data.

(1)
Amounts above threshold are calculated on a linear basis. For this reason, the percentage allocation for the Revenue, EPS and Funded Backlog performance measures is subject to change based on the Company's achievement in each category.

(2)
The threshold goal for the Revenue performance measure represents a 10% increase in revenue from 2009.

(3)
The target goal for the Revenue performance measure represents a 20% increase in revenue from 2009.

(4)
The threshold goal for EPS is based on EBITDA representing 8% of the threshold goal for revenue.

(5)
The target goal for EPS was based on the top end of the range EPS guidance initially provided to investors for 2010 in February 2010.

(6)
The threshold goal for the Funded Backlog performance measure represents a 10% increase over the Funded Backlog at December 31, 2009.

(7)
The target goal for the Funded Backlog performance measure represents a 20% increase over Funded Backlog at December 31, 2009.

(8)
The Management by Objectives performance measure was focused on the successful closing of accretive acquisitions during the year.

    Ronald C. Jones

            For 2010, the Compensation Committee established the following performance measures for Mr. R. Jones:

Performance Measure	Allocation(1)	Threshold		Target		Stretch
Revenue	10%	234	(2)	255	(3)	>Target
EPS	40%	.90	(4)	1.07	(5)	>Target
Funded Backlog	10%	113.3	(6)	123.6	(7)	>Target
Other—Management by Objectives	40%	n/a			(8)	n/a

US$ in millions, except per share data

(1)
Amounts above threshold are calculated on a linear basis. For this reason, the percentage allocation for the Revenue, EPS and Funded Backlog performance measures is subject to change based on the Company's achievement in each category.

(2)
The threshold goal for the Revenue performance measure represents a 10% increase in revenue from 2009.

(3)
The target goal for the Revenue performance measure represents a 20% increase in revenue from 2009.

(4)
The threshold goal for EPS is based on EBITDA representing 8% of the threshold goal for revenue.

(5)
The target goal for EPS was based on the top end of the EPS guidance range initially provided to investors for 2010 in February 2010.

(6)
The threshold goal for the Funded Backlog performance measure represents a 10% increase over the Funded Backlog at December 31, 2009.

(7)
The target goal for the Funded Backlog performance measure represents a 20% increase over Funded Backlog at December 31, 2009.

(8)
The Management by Objectives performance measure was focused on the successful closing of accretive acquisitions during the year.

    Timothy Jones

            Since April 1, 2010, Mr. T. Jones was the Senior Vice President and General Manager of Defense Engineering (DE). For 2010, the Compensation Committee established the following performance measures for Mr. T. Jones:

Performance Measure	Allocation(1)	Threshold		Target		Stretch
DE Revenue	25%	128.0	(2)	138.0	(3)	> Target
DE EBIT	25%	13.7	(4)	14.6	(5)	>Target
DE Funded Backlog	20%	72.1	(6)	78.8	(7)	>Target
EPS	30%	0.90	(8)	1.07	(9)	>Target

US$ in millions, except per share data

(1)
Amounts above threshold are calculated on a linear basis. For this reason, the percentage allocation for the DE Revenue, DE EBIT and DE Funded Backlog performance measures is subject to change based on the Company's achievement in each category.

(2)
The threshold goal for the DE Revenue performance measure was an approximately 5% increase from 2009 DE revenue.

(3)
The target goal for the DE Revenue performance measure was an approximately 16% increase from 2009 DE revenue.

(4)
The threshold goal for the DE EBIT performance measure was achieving 10% profit on the threshold DE revenue.

(5)
The target goal for the DE EBIT performance measure was achieving 10% profit on the target DE revenue.

(6)
The threshold goal for the DE Funded Backlog performance measure represents a 10% increase from the DE Funded Backlog at December 31, 2009.

(7)
The target goal for the DE Funded Backlog performance measure represents a 20% increase from the DE Funded Backlog at December 31, 2009.

(8)
The threshold goal for EPS is based on EBITDA representing 8% of the threshold goal for revenue.

(9)
The target goal for EPS was based on the top end of the EPS guidance range initially provided to investors for 2010 in February 2010.

    Drew:

            In 2010, Mr. Drew was the President of Intelligence Solutions (IS). For 2010, the Compensation Committee established the following performance measures for Mr. Drew:

Performance Measure	Allocation(1)	Threshold		Target		Stretch
IS Revenue	25%	75.0	(2)	85.0	(3)	> Target
IS EBIT	25%	8.0	(4)	9.0	(5)	>Target
IS Funded Backlog	20%	23.7	(6)	25.8	(7)	>Target
EPS	30%	0.90	(8)	1.07	(9)	>Target

US$ in millions, except per share data

(1)
Amounts above threshold are calculated on a linear basis. For this reason, the percentage allocation for the IS Revenue, IS EBIT and IS Funded Backlog performance measures is subject to change based on the Company's achievement in each category.

(2)
The threshold goal for the IS Revenue performance measure represents a 24% increase over 2009 IS revenue.

(3)
The target goal for the IS Revenue performance measure was an approximately 41% increase over 2009 IS revenue.

(4)
The threshold goal for the IS EBIT performance measure represents 11% of the threshold IS revenue.

(5)
The target goal for the IS EBIT performance measure was achieving IS EBIT equal to 11% of the target IS revenue.

(6)
The threshold goal for the IS Funded Backlog performance measure represents a 10% increase from the IS funded backlog at December 31, 2009.

(7)
The target goal for the IS Funded Backlog performance measure represents a 20% increase from the IS funded backlog at December 31, 2009.

(8)
The threshold goal for EPS is based on EBITDA representing 8% of the threshold goal for revenue.

(9)
The target goal for EPS was based on the top end of the EPS guidance range initially provided to investors for 2010 in February 2010.

2010 Achievements under Management Incentive Performance Plan Performance Measures

            On February 1, 2011 the Compensation Committee met to review the satisfaction of the performance measures for fiscal year 2010 under the Management Performance Incentive Plan. The following table reflects the 2010 achievement for each performance measure:

Performance Measure	Achievement
Revenue	232.7
EPS	0.96
Funded Backlog	162
DE Revenue	127
DE EBIT	14.2
DE Funded Backlog	102
IS Revenue	72
IS EBIT	7.2
IS Funded Backlog	300.4

US$ in millions, except per share data

            Based on the achievements outlined above, the Compensation Committee approved the following management performance incentive payments based on 2010 results:

Executive	Percentage of Base Salary(1)
John Hillen	45%
James P. Allen	21%
Joseph M. Cormier	33%
Ronald C. Jones	35%
Alexander Drew	5%
Timothy Jones	41%

(1)
Represents base salary as of December 31, 2010, except for Mr. Allen, who converted to part-time status on October 1, 2010. As a result, for Mr. Allen, represents his base salary as of February 1, 2010 when the Management Performance Incentive Plan was adopted.

Long-Term Incentive Compensation

            In connection with our initial public offering in November 2009, we adopted the 2009 Performance Incentive Plan, which we refer to as the Plan. Concurrent with the closing of the initial public offering, we assumed all obligations relating to outstanding awards made under the prior SFA Inc. 2007 Stock Option Plan, which we refer to as the SFA Plan. As of March 1, 2011, there were 37,815 shares reserved and available for issuance pursuant to the Plan.

            The Plan is designed to reward executives and other employees for long-term growth consistent with Company performance and stockholder return through the award of stock options and restricted stock. The Compensation Committee reviews and approves all award grants to the executive officers. Our Compensation Committee makes annual grants of equity awards, if any, to our executives in connection with its annual review of our executives' compensation and performance. Throughout the year, our Compensation Committee evaluated grants for new hires, promotions or other changes that may warrant additional grants.

            The Compensation Committee did not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, the Compensation Committee exercised its judgment and discretion and considered, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. Outstanding restricted stock awards made under the Plan vest ratably over a three year period from the date of grant for all employees. Outstanding stock options made under the SFA Plan and the newly granted stock options vest ratably over a four year period from the date of grant for all employees, except for options granted to James Allen, our former Executive Vice President and Chief Financial Officer, in May 2009, which have a three year vesting period. The exercise price of any option is equal to the fair market value of the Shares on the date of grant, which, prior to our initial public offering, was determined by the GTEC Board.

            The ultimate value of the long-term incentive compensation awards will be dependent upon the actual performance of our stock over time. The exercise price of each option granted is the closing price of our common stock on The NASDAQ Global Market on the date of grant.

            On January 2010, the Compensation Committee approved the grant of 50,000 stock options to Joseph M. Cormier upon his hiring as Senior Vice President, Finance on January 25, 2010. The Compensation Committee approved annual grants of stock options and restricted stock in February 2010. In August 2010, the Compensation Committee approved the grant of an additional 50,000 stock options to Mr. Cormier upon his promotion to Executive Vice President and Chief Financial Officer on October 1, 2010.

Indirect Compensation: Benefits and Perquisites

            Executive officers participate in the employee benefit plans and programs that are generally available to all of our employees, including health and welfare benefits and 401(k) matching, employer discretionary contributions to the 401(k) and other standard benefits. Pursuant to Mr. R. Jones's employment agreement, the Company offers reimbursement of automobile expenses. Mr. R. Jones is reimbursed for actual expenses relating to the use of his personal automobile in performing his duties to the Company, which expenses may include lease payments, fuel and maintenance not to exceed $16,000 per year. In 2010, Mr. Jones received $11,915.

            We do not consider perquisites to be a principal component of our executive officers' compensation. We believe that our executive officer benefits and perquisite programs are reasonable and competitive with benefits and perquisites provided to executive officers of similarly situated companies, and are necessary to sustain a fully competitive executive compensation program.

Other Bonus Compensation

            On February 1, 2011 the Compensation Committee met to review the satisfaction of the performance measures for fiscal year 2010 under the Management Performance Incentive Plan. At the meeting, the Company's Chief Executive Officer noted that the Company incurred a number of unanticipated expenses that were outside of the control of management. These expenses represented a $0.14 reduction in EPS for 2010. After discussion, the Compensation Committee agreed that a portion of the unanticipated expenses, representing $0.09 per share, should be added back to the Company's 2010 EPS of $0.96 for purposes of the Management Performance Incentive Plan. Additional amounts awarded to the named executive officers as a result of this adjustment (above the amount they would have otherwise received) are treated as discretionary bonuses. These additional amounts were $84,706 for Dr. Hillen, $29,780 for Mr. Allen, $40,371 for Mr. Cormier, $31,765 for Mr. R. Jones, $18,965 for Mr. Drew and $17,470 for Mr. T. Jones.

            Mr. Cormier also received a signing bonus in the amount of $60,000 upon joining the Company on January 25, 2010. In addition, in February 2011, the Compensation Committee granted a discretionary bonus to Mr. Cormier in the amount of $28,152, noting his efforts with respect to the closing of two accretive acquisitions prior to year end 2010. The Compensation Committee also granted Mr. Drew a discretionary bonus in the amount of $28,391, noting that although Mr. Drew did not achieve his Intelligence Solutions divisional goals, he did achieve 20% revenue growth over 2009.

Executive Equity Ownership

            Pursuant to our corporate governance guidelines, we encourage our executives to hold an equity position in our Company. However, we do not have specific share retention and ownership guidelines for our executives.

            In addition see "—Executive Employment Contracts and Potential Payments upon Termination or Change in Control" and "—Severance and Change in Control Payments" below for a description of the severance and change in control arrangements we have with our named executive officers. The Compensation Committee believes that these arrangements are necessary to attract and retain our named executive officers. The terms of each arrangement were determined through negotiations with the applicable named executive officer in connection with his hiring and were not based on any set formula.

Government Limitations on Compensation

            As a government contractor, we are subject to the Federal Acquisition Regulations, or FAR, which govern the reimbursement of costs by our government customers. FAR 31.205-6(p) limits the allowability of senior executive compensation to a benchmark compensation cap established each year by the Administrator of the Office of Federal Procurement Policy, or OFPP, under Section 39 of the OFPP Act (41 U.S.C. 435). The benchmark cap applies to the five most highly compensated employees in management positions in each home office and each of our business segments. When comparing senior executive compensation to the benchmark cap, all wages, salary, bonuses and deferred compensation, if any, for the year, as recorded in our books and records, must be included. The benchmark compensation cap for contract costs incurred after January 1, 2010, as published in the Federal Register, is $693,951. Any amounts over the cap are considered unallowable and are therefore not recoverable under our government contracts.

Deductibility of Executive Compensation

            Section 162(m) of the Code generally limits the deductibility of certain compensation in excess of $1,000,000 paid in any one year to the principal executive officer and the other three highest paid executive officers (other than the principal financial officer). Qualified performance-based compensation will not be subject to this deduction limit if certain requirements are met. As a result of the adjustments made to the awards granted under the Management Performance Incentive Plan as described in "Other Bonus Compensation" above, the entire amount of such awards for the fiscal year 2010 performance period do not qualify as performance-based compensation and are subject to the deduction limit under Section 162(m). Stock options are inherently performance-based and qualify for the deduction under Section 162(m). Pursuant to applicable regulations, Section 162(m) will not apply to compensation paid or stock options, stock appreciation rights or restricted stock granted under the compensation agreements and plans described in this prospectus during the reliance transition period ending on the earlier of the date the agreements or plan is materially modified or the first meeting at which directors are elected during 2013. While we will continue to monitor our compensation programs in light of Section 162(m), the Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of our company and our stockholders. As a result, we have not adopted a policy requiring that all compensation be deductible and the Compensation Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of the Company and our stockholders.

Summary Executive Compensation

            Below is a summary compensation table for 2010 including our Chief Executive Officer, our Chief Financial Officer, our former Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers at the end of 2010.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Stock Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
John Hillen, President and Chief Executive Officer	2010	399,171		84,706	(3)	290,790	327,400		181,496	60	(4)	$1,283,623
	2009	379,995		75,000		—	—		221,124	60	(4)	676,180
	2008	126,665		—		566,731	—		275,281	—		968,677
Joseph M. Cormier, Executive Vice President and Chief Financial Officer	2010	253,204	(5)	128,523	(6)	456,517	—		94,128		(7)	$932,416
James P. Allen, former Chief Financial Officer	2010	271,899		29,780	(8)	—	—		63,807	330	(9)	$365,816
	2009	171,153		40,000		307,424	620,460		109,108	203,507	(10)	1,352,814
Ronald C. Jones, Executive Vice President, Corporate Strategy and Development	2010	299,998		31,765	(11)	—	—		105,247	787	(12)	$437,797
	2009	16,538	(13)	149,108	(14)	—	3,686,187	(15)	—	—		3,851,833
Alexander Drew, President, Intelligence Solutions	2010	234,573	(16)	47,356		92,359	—		12,644	23,911	(17)	$410,842
	2009	223,026		30,000		—	—		91,349	84,496		428,871
Timothy Jones, Senior Vice President and General Manager, Defense Engineering	2010	208,335	(18)	17,470		92,359	—		89,600	123	(19)	$407,889
	2009	175,663		35,000		183,739	—		66,528	90		461,020

(1)
Amounts in these columns reflect the aggregate grant date fair value of the awards calculated in accordance with generally accepted accounting principles. For assumptions used in determining the fair value of stock awards, see Note 11 to the Company's consolidated financial statements, which will be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

(2)
Executive officers are eligible for non-equity incentive compensation in the form of cash awards that are based upon achievement of Company and/or business unit performance goals in accordance with our Management Performance Incentive Plan. Cash bonuses under the Management Performance Incentive Plan are accrued in the year earned and paid in the following year. The amounts identified in this column were paid in February 2011 for 2010 performance. For a detailed description of our short-term non-equity incentive compensation, see "Compensation Discussion and Analysis—Short Term Non-Equity Incentive Compensation."

(3)
Dr. Hillen received a discretionary bonus of $84,706 due to the EPS addback described under "Other Bonus Compensation" above.

(4)
The other compensation that Dr. Hillen received in 2010 and 2009 consisted of a gross up payment in the amount of $60 for excess life insurance above $50,000.

(5)
From January 25, 2010 until his promotion to Executive Vice President and Chief Financial Officer on October 1, 2010, Mr. Cormier's salary was $275,000 per annum. From October 1, 2010 to December 31, 2010, Mr. Cormier's salary was $310,000 per annum.

(6)
Mr. Cormier received a discretionary bonus of $40,371 due to the EPS addback described under "Other Bonus Compensation," a discretionary bonus in the amount of $28,152 for his efforts in closing two accretive acquisitions prior to year end 2010 and a signing bonus of $60,000 upon joining the Company on January 25, 2010.

(7)
The other compensation that Mr. Cormier received in 2010 consisted of a gross up payment in the amount of $44 for excess life insurance above $50,000.

(8)
Mr. Allen received a discretionary bonus of $29,779 due to the EPS addback described under "Other Bonus Compensation."

(9)
The other compensation that Mr. Allen received in 2010 consisted of a gross up payment in the amount of $330 for excess life insurance above $50,000.

(10)
The other compensation that Mr. Allen received in 2009 included $98,838 for consulting fees that he earned prior to becoming an employee of the Company in May 2009. Also included is a make-whole payment because of the failure to re-price Mr. Allen's stock bonus award in connection with a dividend and debt repayment that occurred in connection with restructuring transactions that occurred prior to our initial public offering. As a result, of the dividend and debt repayment, the value of Mr. Allen's stock grant was reduced by $104,438. In February 2010, the Compensation Committee approved the make-whole payment in cash versus providing additional shares. In addition, Mr. Allen received a gross up payment in the amount of $231 for excess life insurance above $50,000.

(11)
Mr. R. Jones received a discretionary bonus of $31,765 due to the EPS addback described under "Other Bonus Compensation."

(12)
The other compensation that Mr. R. Jones received in 2010 included $649 for unused accrued paid time off and a gross up payment in the amount of $138 for excess life insurance above $50,000.

(13)
Mr. R. Jones did not become an employee of the Company until our initial public offering in November 2009. As a result, Mr. R. Jones' salary reflects compensation he received from November 25, 2009 through December 31, 2009. Mr. R. Jones' 2009 salary was $300,000 per annum.

(14)
In 2009, Mr. R. Jones received a discretionary bonus in the amount of $40,000 for his efforts related to our initial public offering and a bonus of $109,108 approved by the Compensation Committee in lieu of a bonus under his prior employment agreement.

(15)
In 2006, Mr. R. Jones was granted a 12% membership interest in Contego Systems LLC, our former parent. In 2009, immediately prior to our initial public offering Mr. R. Jones' restricted membership interest was redeemed by Contego Systems LLC in exchange for unrestricted Shares of the Company owned by Contego Systems LLC of equal value. The redemption and completion of the initial public offering triggered recognition of the compensation expense reflected in the table above.

(16)
Mr. Drew received a discretionary bonus of $18,965 due to the EPS addback described under "Other Bonus Compensation" and a discretionary bonus in the amount of $28,391 for his efforts in growing Intelligence Solutions revenue by 20%.

(17)
The other compensation that Mr. Drew received in 2010 consisted of a payment for unused accrued paid time off in the amount of $23,773 and a gross up payment in the amount of $138 for excess life insurance above $50,000.

(18)
Mr. T. Jones received a discretionary bonus of $17,470 due to the EPS addback described under "Other Bonus Compensation" above.

(19)
The other compensation that Mr. T. Jones received in 2010 consisted of a gross up payment in the amount of $33.23 for a $25 gas card and $90 for excess life insurance above $50,000.

Grants of Plan-Based Awards

            The following table sets forth information concerning grants of plan-based awards to the named executive officers during 2010:

							All Other Option Awards: Number of Securities Underlying Options
		Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units			Exercise Price of Option Awards (per share)
									Grant Date Fair Value of Option Awards(2)
	Grant Date
Name		Threshold	Target	Stretch
John Hillen	—	$0	$320,000	$480,000	20,000	(3)	50,000	$16.37	$290,790
Joseph M. Cormier	—	$0	$152,515	$228,773	—		50,000	$15.06	$264,017
							50,000	$13.59	$192,500
James P. Allen	—	$0	$150,000	$225,000	—		—	—	—
Ronald C. Jones	—	$0	$150,000	$225,000	—		—	—	—
Alexander Drew	—	$0	$119,412	$179,119	—		20,000	$13.48	$92,359
Timothy Jones	—	$0	$110,000	$165,000	—		20,000	$13.48	$92,359

(1)
Represents the amounts that could have been paid at threshold, target and stretch performance levels for 2010 under our Management Performance Incentive Plan. The "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table sets forth the actual amounts paid under our Management Performance Incentive Plan for 2010. For a detailed description of our short-term non-equity incentive compensation, see "Compensation Discussion and Analysis—Short Term Non-Equity Incentive Compensation."

(2)
Represents the aggregate grant date fair value recognized for financial reporting purposes with respect to all awards made in 2010.

(3)
Dr. Hillen was issued 20,000 shares of restricted stock on January 4, 2010 that vest in three equal, annual installments beginning on the first anniversary of the grant date.

Outstanding Equity Awards at Year-End

            The following table sets forth information concerning stock option and restricted stock awards to the named executive officers as of the end of fiscal year 2010.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)
John Hillen	33,750	101,250	$8.54	8/18/2018	20,000	$337,200	—
	0	50,000	$16.37	1/4/2020
Joseph M. Cormier	0	50,000	$15.06	1/25/2020
	0	50,000	$13.59	10/1/2020
James P. Allen	4,099	12,296	$14.38	4/30/2019
Ronald C. Jones	—	—	—	—
Alexander Drew	25,002	8,334	$6.52	2/7/2017
	0	20,000	$13.48	2/26/2020
Timothy Jones	8,197	24,592	$14.38	4/30/2019
	0	20,000	$13.48	2/26/2020

(1)
Options granted to executive officers other than Mr. Allen vest in four equal, annual installments beginning on the anniversary of the grant unless vesting is accelerated based upon a designated change in control event. Mr. Allen's options vest in three equal annual installments beginning on the anniversary of the grant.

Option Exercises and Stock Vested

            The named executive officers did not exercise any stock options and no shares of restricted stock vested in 2010.

Pension Benefits and Non-Qualified Deferred Compensation

            We do not have, and the named executive officers do not participate in, any pension or non-qualified deferred compensation plans, other than the Company's Executive Nonqualified Excess Plan, which was adopted in 2010 and has not yet been utilized. We do, however, maintain the GNA 401(k) Plan, as defined below, and our named executive officers are eligible to participate on the same terms as other eligible employees.

Executive Employment Contracts and Potential Payments upon Termination or Change in Control

Employment Agreements

            The Compensation Committee considers executive employment agreements as important tools to align executive and stockholder interests and to attract and retain senior executive talent. The executive employment agreements for Dr. Hillen and Messrs. Allen, Cormier and Jones include "change in control" and "termination" provisions that are designed to become effective only in the event of a change in control or other termination event. Under change in control circumstances it can be extremely important to secure the dedicated attention of our principal executive and financial officers whose personal positions are at risk and who may have other opportunities readily available to them.

            By establishing compensation payable under various merger and acquisition scenarios, change in control provisions enable the executive to set aside personal financial and career objectives and focus on maximizing stockholder value. Moreover, these provisions help to minimize distractions such as the executive's concern about what may happen to his or her position, and assist in maintaining the executive's objective focus in analyzing opportunities that may arise for the benefit of the stockholders. Furthermore, change in control provisions are intended to ensure the continuity of a leadership team at a time when business continuity is of paramount concern. Without change in control provisions enabling executives to focus on important Company objectives within important time constraints, the Company may have a greater risk of losing key executives in times of uncertainty. The Compensation Committee approved the payment and benefit levels in the executive employment agreements described below and determined such provisions to be generally consistent with those entered into by comparable companies, to be market competitive and to reflect the consolidating nature of the government services industry. The material terms of the current executive employment agreements are described in more detail below.

Employment Agreements for Dr. Hillen and Messrs. Allen, Cormier and R. Jones

            On August 18, 2008, we entered into an executive employment agreement with Dr. Hillen, our President and Chief Executive Officer, as amended and restated as of March 26, 2010. On May 18, 2009, we entered into an executive employment agreement with Mr. Allen, our former Executive Vice President and Chief Financial Officer, as amended and restated as of March 26, 2010. On October 1, 2010, we entered into an executive employment agreement with Mr. Cormier, our current Executive Vice President and Chief Financial Officer. On November 25, 2009, we entered into an executive employment agreement with Mr. R. Jones, our Executive Vice President, Corporate Strategy and Development, as amended and restated as of March 26, 2010. Each agreement provides for a one-year term and is automatically extended for additional one-year terms unless we provide written notice no later than six months prior to the end of the current term that we do not wish to extend the term of the agreement. Each executive, other than Dr. Hillen and Mr. Cormier, may, at his discretion with or without "good reason," terminate his employment with us by giving us at least 30 days written notice of his decision to terminate his employment. Dr. Hillen and Mr. Cormier must give us at least 90 days (or 30 days if he is terminating his employment in order to accept a position with the U.S. Government) written notice of his decision to terminate.

            Under each agreement, we may terminate the executive's employment prior to expiration of the term for any of the following reasons: (i) as a result of his death or disability, (ii) for cause or (iii) without cause.

            These agreements contain severance provisions that provide for payment of the following amounts to the executive upon the occurrence of termination by the Company without "cause" or termination by the executive for "good reason":

  •
  accrued and unpaid salary through the date of termination;

  •
  for Dr. Hillen, cash payments equal to 100% of his annual salary in effect immediately prior to termination, as well as 100% of his target incentive bonus, for termination by the Company without "cause" or by Dr. Hillen for "good reason," but if the termination occurs within six months after the date of a change in control, Dr. Hillen will receive 200% of his annual salary and 200% of his target incentive bonus.

  •
  for Mr. Cormier, cash payments equal to 100% of his annual salary in effect immediately prior to termination, as well as 100% of his target incentive bonus, for termination by the Company without "cause" or by Mr. Cormier for "good reason," but if the termination occurs within six months after the date of a change in control, Mr. Cormier or will receive 150% of his annual salary and 100% of his target incentive bonus.

  •
  for Mr. Allen and Mr. R. Jones, cash payments equal to 50% of his annual salary in effect immediately prior to termination, as well as 50% of his target incentive bonus, for termination by the Company without "cause" or by Mr. Allen or Mr. R. Jones for "good reason," but if the termination occurs within six months after the date of a change in control, Mr. Allen or Mr. R. Jones or will receive 100% of his annual salary and 100% of his target incentive bonus.

  •
  for Dr. Hillen and Messrs. Allen, Cormier and R. Jones, in the event of a termination within six months after the date of a change in control, full vesting of the executive's stock and stock option awards that have not yet become vested.

            The cash severance shall be payable as and when the executive's base salary or bonus would otherwise have been paid, except that the bonus amount must be paid no later than March 15 of the year following the year during which notice of the termination is given; however, any payments following a change in control that is also a change in control for purposes of Section 409A of the Code will be made in one lump sum.

            "Cause" is defined in each executive's employment agreement as:

  •
  willfully failing to perform his duties in a material manner if such failure is not discontinued promptly after written notice to the executive;

  •
  being charged with or indicted for a felony or other crime casting doubt on the executive's trustworthiness or integrity;

  •
  knowingly and/or materially breaching certain covenants of the agreement;

  •
  committing any act of dishonesty that is intended to result in personal enrichment of the executive at our expense; or

  •
  in bad faith, committing any act or omitting to take any action, to our material detriment.

            "Change in Control" is defined in each executive's employment agreement as having been deemed to occur if:

  •
  the acquisition of more than 50% of the combined voting power of the Company's then-total outstanding voting securities by any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934,

    as amended) other than (x) the Company or any of its affiliate, (y) any employee benefit plan of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company (or its subsidiaries), or (z) Contego Systems LLC, Kende Holding kft, Global Strategies Group Holding, S.A. or any of their affiliates or successor entities; or

  •
  the consummation of a merger or consolidation of the Company with any other corporation or other entity, following which the voting securities of the Company outstanding immediately prior to such merger or consolidation no longer represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any direct or indirect parent thereof outstanding immediately after such merger or consolidation; or

  •
  the stockholders of the Company approve a plan of complete liquidation or dissolution.

            "Good Reason" is defined in each executive's employment agreement as the occurrence, without the executive's written consent, of any of the following circumstances unless such circumstances are fully corrected prior to the date of termination specified in the notice of termination given by the executive:

  •
  the assignment to the executive of any duties materially and adversely inconsistent with his position as set forth in the agreement including, but not limited to status, office or responsibilities;

  •
  a change in the executive's reporting relationship such that he no longer reports directly to the GTEC Board;

  •
  a material breach by us of any provision of the agreement after receipt of written notice from the executive and failure by us to cure the breach within 30 days; or

  •
  the relocation of the executive's office as assigned to him by us to a location more than 50 miles from his office prior to the date of such relocation, except for travel reasonably required in the performance of the executive's responsibilities.

Other Executive Employment Agreements

            We also have entered into employment agreements with other executives, including Messrs. Drew and T. Jones. Each of these agreements provides for "at will" employment and does not have a term. Pursuant to these employment agreements, the executive can terminate his employment at any time by providing us four weeks notice. These employment agreements provide for six to nine months salary continuation as severance protection in the event the executive is terminated without cause. Mr. T. Jones' agreement provides for six months' salary continuation for termination without cause, while Mr. Drew's agreement provides for nine months' salary continuation.

            "Cause" is defined in each executive's employment agreement as:

  •
  a good faith finding by the President and Chief Executive Officer that the executive: (i) has been convicted of a felony; (ii) has been convicted of a misdemeanor (excluding traffic violations) to the extent such conviction could reasonably be considered to compromise our best interests or any of our subsidiaries or render the executive unfit or unable to perform his/her services and duties; (iii) has committed any other act or omission involving dishonesty, disloyalty or fraud with respect to us or any of our subsidiaries or any of our customers or suppliers, (iv) has engaged in illegal use of drugs or unauthorized use of alcohol in the workplace; or (v) has committed an act involving unlawful or disreputable conduct in the context of executive's employment which is likely to be harmful to us or our reputation;

  •
  the continued failure by the executive to perform his duties in all material respects for us or any of our subsidiaries continuing for a period of 10 days following a written demand for such performance by the Chief Executive Officer or a designated official or a material breach by the executive of his obligations under his employment agreement continuing uncured (if curable) for a period of 10 days following written notice from the Chief Executive Officer or a designated official (other than any such failure or breach resulting from the executive's incapacity due to physical or mental illness), which demand shall identify in reasonable detail the manner that the executive has not performed his duties or has breached his obligations (as applicable) and give the executive an opportunity to respond; provided, that, the foregoing shall not be construed to include the executive's failure to achieve financial or operating objectives and goals established by the GTEC Board, President and Chief Executive Officer or a designated official; or

  •
  a good faith finding by the GTEC Board or the President and Chief Executive Officer or a designated official that the executive engaged in (i) misconduct materially injurious to us or any of our subsidiaries or our or any of our subsidiaries' reputation or (ii) gross negligence or willful misconduct by the executive which has a material adverse effect on us or any of our subsidiaries.

Severance and Change in Control Payments

    General

            As described above, we currently have employment agreements with the following named executive officers: Dr. Hillen and Messrs. Cormier, Allen, R. Jones, T. Jones and Drew. The employment agreements, along with the individual equity compensation award agreements entered into pursuant to our Plan, contain provisions that, in some cases, provide for severance payments or accelerated vesting of unvested equity awards, as applicable. The amount of compensation payable to each named executive officer upon any termination is shown below. Stock Option estimates are based on an assumed termination date of December 31, 2010 and governed by the salaries and employment agreements currently in place with the listed individuals. The actual payments due on terminations occurring on different dates could materially differ from the estimates in the tables.

Following a Change in Control, Termination by the Company without
Cause or by the Executive for Good Reason

Name	Change in Control Severance Amount		Early Vesting of Option Awards(1)	Total
John Hillen	$1,440,000	(2)	$866,900	$2,306,900
Joseph M. Cormier	$666,500	(3)	$253,503	$920,003
James P. Allen	—		$523,892	$523,892
Ronald C. Jones	$450,000	(4)	—	$450,000

(1)
Represents the value of the stock option awards held by the executive and unvested as of December 31, 2010. The value of the unvested awards is the number of unvested shares multiplied by the difference between the closing price of our common stock on The NASDAQ Global Market on December 31, 2010 ($16.86) and the exercise price for each such option award.

(2)
Represents a cash payment of 200% of annual base salary and 200% of target incentive bonus.

(3)
Represents a cash payment of 150% of annual base salary and 100% of target incentive bonus.

(4)
Represents a cash payment of 100% of annual base salary and 100% of target incentive bonus.

 Without a Change in Control, Termination by the Company without
Cause or by the Executive for Good Reason

Name	Termination Severance Amount		Total
John Hillen	$720,000	(1)	$720,000
Joseph M. Cormier	511,500	(2)	$511,500
James P. Allen	—		—
Ronald C. Jones	$300,000	(3)	$300,000
Alexander Drew	$298,530	(4)	$298,530
Timothy Jones	$220,000	(5)	$220,000

(1)
Represents a cash payment of 100% of annual base salary and 100% of target incentive bonus.

(2)
Represents a cash payment of 100% of annual base salary and 100% of target incentive bonus.

(3)
Represents a cash payment of 50% of annual base salary and 100% of target incentive bonus.

(4)
Represents a cash payment of 75% of annual base salary and pro-rated incentive bonus (which is a full annual incentive bonus due to assumption of December 31, 2010 termination date).

(5)
Represents a cash payment of 50% of annual base salary and pro-rated incentive bonus (which is a full annual incentive bonus due to assumption of December 31, 2010 termination date).

Employee Benefit Plans

401(k) Plan

            Effective January 1, 2010, we merged the GNA and TAC 401(k) Plans and the Profit Sharing Plan into one plan—the GNA 401(k) Plan. We maintain a 401(k) savings plan that covers all eligible Company employees, which we refer to as the GNA 401(k) Plan. The GNA 401(k) Plan allows eligible participants to reduce their current compensation by up to the statutorily prescribed limit and to have the amount of this reduction contributed to the GNA 401(k) Plan. We provide 100% matching funds for eligible participating employees, limited to the employee's participation of up to 5% of earnings. Participants' interests in Company matching contributions vest ratably over three years. Participants also become fully vested upon reaching age 65, permanent disability, or death.

            We provide discretionary contributions annually, allocated on the basis of the ratio of each participant's annual earnings to the aggregate of all participants' total earnings, to eligible employees who meet the service requirement of 1,000 hours for the allocation year. Participants' interests in Company contributions vest ratably over five years. Participants also become fully vested in their interests upon reaching age 65, permanent disability or death. In the past, we have contributed a minimum 3% of earnings assuming profit goals are achieved.

2009 Performance Incentive Plan

            The 2009 Performance Incentive Plan, which we refer to as the Plan, authorizes the issuance of options to purchase shares of common stock and the grant of bonus stock awards, restricted common stock awards, stock appreciation rights, deferred shares, performance shares and performance units.

            Administration.    Sole authority for administration of the Plan is conferred upon the of the GTEC Board, and any Committee to which the Board of Directors, in its sole discretion, delegates all or any portion of its authority to administer the Plan (hereinafter, the "Administrator"). With respect to grants to officers and directors, any such Committee shall be constituted in such a manner as to satisfy applicable laws, including Rule 16b-3 promulgated under the Exchange Act.

            Eligibility.    All of our officers and employees, and those of our affiliates, are eligible to participate in the Plan. Our directors and other persons that provide consulting services to us and our affiliates are also eligible to participate in the Plan.

            Maximum Shares and Award Limits.    Under the Plan, the initial number of shares of common stock that were initially subject to awards was 1,000,000, including the 492,127 shares of common stock issuable upon exercise of options granted under the SFA Inc. 2007 Stock Option Plan, which we refer to as the SFA Plan, which were, in connection with our initial public offering in November 2009, assumed under the Plan. The number of shares of common stock allocated to the Plan automatically increases at the beginning of each fiscal year by a number equal to the lesser of 1.5% of the Company's shares of outstanding common stock, 125,000 shares of common stock and an amount determined by the Administrator. As of March 1, 2011, 1,212,185 of the Plan's 1,250,000 Shares have been granted. No one participant may receive awards for more than 200,000 shares of common stock in any one calendar year. The maximum number of performance units that may be granted to a participant in any one calendar year is $1,500,000 for each full or fractional year included in the performance period for the award granted during the calendar year. These limitations, and the terms of outstanding awards, will be adjusted without the approval of our stockholders as the Administrator determines is appropriate in the event of a stock dividend, stock split, reclassification of stock or similar event. If an option terminates, expires or becomes un-exercisable, or shares of common stock subject to a stock award, grant of performance shares, grant of deferred shares or stock appreciation right are forfeited, the shares subject to such option, stock award, grant of performance shares, grant of deferred shares or stock appreciation right are available under the first sentence of this paragraph for future awards under the Plan. In addition, shares that are issued under any type of award under the Plan and that are repurchased or reacquired by us at the lesser of fair market value and the original purchase price for such shares are also available under the first sentence of this paragraph for future awards under the Plan.

            Stock Options.    The Plan provides for the grant of both options intended to qualify as incentive stock options under Section 422 of the Code and options not intended to so qualify. The Plan prohibits repricing of an outstanding option, and therefore, the Administrator may not, without the consent of the stockholders, lower the exercise price of an outstanding option. This limitation does not, however, prevent adjustments resulting from stock dividends, stock splits, reclassifications of stock or similar events. Options generally will be nontransferable except in the event of the participant's death, but the Administrator may allow the transfer of non-qualified stock options.

            Unless provided otherwise in a participant's stock option agreement and subject to the maximum exercise period for the option, an option generally will cease to be exercisable upon the earlier of three months following the participant's termination of service with us or our affiliate or the expiration date under the terms of the participant's stock option agreement. The right to exercise an option will expire immediately upon the participant's termination of service with us if the termination is for cause or is a voluntary termination any time after an event that would be grounds for termination for cause. Upon death or disability, the option exercise period is extended to the earlier of one year from the participant's termination of service or the expiration date under the terms of the participant's stock option agreement.

            Stock Awards and Performance Based Compensation.    The Administrator also will select the participants who are granted bonus or restricted common stock awards and, consistent with the terms of the Plan, will establish the terms of each bonus or restricted common stock award. A bonus or restricted common stock award may be subject to payment by the participant of a purchase price for the shares of common stock subject to the award, and may be subject to vesting requirements or transfer restrictions or both, if so provided by the Administrator. Those requirements may include, for example, a requirement that the participant complete a specified period of employment with the Company or its affiliate or the achievement of certain performance objectives. Any such performance objectives may be based on the individual performance of the participant, our performance or the performance of our affiliates, subsidiaries, divisions, departments or functions in which the participant is employed or has responsibility. In the case of a performance objective for an award intended to qualify as "performance based compensation" under Section 162(m), the performance objectives are limited to specified levels of and increases in our or a business unit's revenue; return on equity; total earnings; earnings per share; earnings growth; return on capital; return on assets; economic value added; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; revenue; funded backlog; gross margin return on investment; increase in the fair market value of the shares (including but not limited to growth measures and total stockholder return); net operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); cash flow return on investments (which equals net cash flow divided by total capital); internal rate of return; increase in net present value or expense targets, with each such performance objective determined in accordance with and subject to such requirements set forth in the terms of award. A transfer of the shares of common stock subject to a restricted common stock award normally will be restricted prior to vesting.

            Stock Appreciation Rights.    The Administrator also will select the participants who receive stock appreciation rights under the Plan. A stock appreciation right entitles the participant to receive a payment of up to the amount by which the fair market value of a share of common stock on the date of exercise exceeds the base value for a share of common stock as established by the Administrator at the time of grant of the award. A stock appreciation right will be exercisable at such times and subject to such conditions as may be established by the Administrator. The amount payable upon the exercise of a stock appreciation right may be settled in cash or by the issuance of shares of common stock.

            Deferred Shares.    The Plan also authorizes the grant of deferred shares, i.e., the right to receive a future delivery of shares of common stock, if certain conditions are met. The conditions established for earning the grant of deferred shares may include, for example, a requirement that certain performance objectives, such as those described above, be achieved.

            Performance Shares and Performance Units.    The Plan also permits the grant of performance shares and performance units to participants selected by the Administrator. A performance share is an award designated in a specified number of shares of common stock that is payable in whole or in part, if and to the extent certain performance objectives are achieved. A performance unit is a cash bonus equal to $1.00 per unit awarded that is payable in whole or in part, if and to the extent certain performance objectives are achieved. The performance objectives will be prescribed by the Administrator for grants intended to qualify as "performance based compensation" under Section 162(m) and will be stated with reference to the performance objectives described above. A grant of performance units may be settled by payment of cash, shares of common stock or a combination of cash and shares and may grant to the participant or reserve to the administrator the right to elect among these alternatives.

            Amendment and Termination.    No awards may be granted under the Plan after October 26, 2019, which is the tenth anniversary of the date on which the Plan was initially adopted. The Board of Directors may amend or terminate the Plan at any time, but an amendment will not become effective without the approval of our stockholders if it increases the aggregate number of shares of common stock that may be issued under the Plan, changes the class of employees eligible to receive incentive stock options or stockholder approval is required by any applicable law, regulation or rule, including any rule of The Nasdaq Global Market. No amendment or termination shall, without a participant's consent, adversely affect any rights of such participant under any award outstanding at the time such amendment is made; provided, however, that an amendment that may cause an incentive stock option to become a nonqualified stock option shall not be treated as adversely affecting the rights of the participant.

Compensation of Directors

            Total compensation awarded to non-employee directors for service in 2010 was as follows:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)	Total ($)
John J. Devine	82,750	—	46,180	—	128,930
Jacques Gansler	80,000	—	46,180	—	126,180
Damian Perl	63,250	—	—	—	63,250
Eric S. Rangen	88,250	—	46,180	—	134,430
Thomas Wilson	96,000	—	46,180	—	142,180

Total	410,250	—	184,720	—	594,970

(1)
Amounts in this column represent fees earned or paid in cash in 2010 for retainers and board and committee meetings as described more fully in the table below.

(2)
Amounts in this column reflect the aggregate grant date fair value of the awards calculated in accordance with generally accepted accounting principles. For assumptions used in determining the fair value of stock awards, see Note 11 to the Company's consolidated financial statements to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

            On December 16, 2009, the members of the Compensation Committee met and unanimously approved a plan for compensation of non-employee Directors for 2010. Under the plan,

  •
  each non-employee Director will receive an annual retainer of $42,000 to be paid in equal, quarterly installments (the "Annual Retainer");

  •
  each non-employee Chairperson of the Board and of each committee of the GTEC Board will receive, in addition to the Annual Retainer, an additional retainer (a "Chairperson Retainer") as set forth in the table below, to be paid in equal, quarterly installments;

  •
  each non-employee Director will be paid a fee, as set forth in the table below, for each meeting of the GTEC Board or of a committee of the GTEC Board that he or she attends, whether in person (for a meeting of any length) or by telephone (for a meeting lasting one hour or more); and

  •
  the Company will reimburse all Directors for travel expenses to attend meetings of the GTEC Board, of a committee of the GTEC Board or of the Company.

		Amount paid per meeting if attending:
Membership	Chairperson Retainer(1)	in person	by telephone
Board of Directors	$10,000	$2,000	$1,000
Audit Committee	$10,000	$1,500	$750
Compensation Committee	$5,000	$1,500	$750
Government Security Committee	$5,000	$1,500	$750
Nominating and Governance Committee	$5,000	$1,500	$750

(1)
For 2010, the current Chairperson of the Board agreed to forgo any Chairperson Retainer for service on any committee while concurrently serving as Chairperson of the Board.

 COMPENSATION COMMITTEE REPORT

            The Compensation Committee of the GTEC Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the GTEC Board that the Compensation Discussion and Analysis be included in this Information Statement.

Submitted by:

Thomas Wilson, Chairperson of the Compensation Committee
Jacques Gansler
Eric S. Rangen

AUDIT COMMITTEE REPORT

            Management is responsible for the Company's internal control over financial reporting and the financial reporting process. Our independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with U.S. generally accepted accounting principles and issuing a report on those consolidated financial statements. The Audit Committee is responsible for monitoring and overseeing these processes. In fulfilling its responsibilities set forth in the Audit Committee Charter, the Committee has performed, among other things, the following actions:

  •
  It has reviewed and discussed the Company's latest audited financial statements with management.

  •
  It has discussed with its independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended and adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T.

  •
  It has received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

            Based on such discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

Submitted by the members of the Audit Committee:

Eric S. Rangen, Chairperson of the Audit Committee
John J. Devine
Thomas Wilson

[Explanatory Note: As of the date of mailing of this Information Statement, the Company's audited consolidated financial statements as of and for the year ended December 31, 2010 are not available. As a result, we have included the Audit Committee Report relating to the Company's most recent audited financial information, which is the Company's consolidated financial statements as of and for the year ended December 31, 2009.]

 RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

            PricewaterhouseCoopers ("PwC") has served as our independent registered public accounting firm from 2007 to the present. The Audit Committee approves in advance all fees paid to and services provided by PwC. In addition, the Audit Committee has considered those services provided by PwC and has determined that such services are compatible with maintaining the independence of PwC. During 2010 and 2009, we retained PwC to provide services in the following categories and amounts:

	2010 ($)	2010 ($)
Audit Fees(1)	966,431	462,000
Audit-Related Fees	—	—
Tax Fees(2)	197,121	247,500
All Other Fees	—	—

Total	1,163,552	709,500

(1)
In 2009, audit fees included services in connection with our initial public offering totaling $657,810.

(2)
Tax fees consist of fees paid to PwC for professional services rendered for tax compliance, tax advice, and tax planning.

Pre-Approval Policies and Procedures

            Under its charter, the Audit Committee must pre-approve all audit and non-audit services provided by PwC. For 2010 to date, the Audit Committee has not approved any non-audit services. All audit and non-audit services provided to the Company by PwC for the 2010 fiscal year are described above.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth certain information as of March 1, 2011 as to shares of Common Stock beneficially owned by (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's named executive officers and (iv) all directors and executive officers of the Company as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Unless otherwise indicated below, the address of each beneficial owner listed on the table is c/o Global Defense Technology & Systems, Inc., 1501 Farm Credit Drive, Suite 2300, McLean, VA 22102. In addition, Shares issuable pursuant to options or other convertible securities which may be acquired within 60 days of March 1, 2011 are deemed to be issued and outstanding and have been treated as outstanding in calculating the beneficial ownership and percentage ownership of those persons possessing such interest, but not for any other individuals.

Name of Beneficial Owner	Common		Options Currently Exercisable or Exercisable Within 60 Days	Total Shares Beneficially Owned	Percentage of Outstanding Shares Owned(1)
5% stockholders
Contego Systems LLC 1501 Farm Credit Drive Suite 2300 McLean, VA 22102-5011	3,803,274	(2)	—	3,803,274	41.14%
Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474	963,166	(3)	—	963,166	10.42%
Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, NJ 07302	470,780	(4)	—	470,780	5.09%
Directors and Executive Officers
John J. Devine	11,120	(5)	6,257	17,377	*
Jacques Gansler	6,845	(5)	6,257	8,068	*
John Hillen	78,000	(6)	80,000	158,000	*
Ronald C. Jones	360,000		—	360,000	3.89%
Damian Perl	3,803,274	(7)	—	3,803,274	41.14%
Eric S. Rangen	6,845	(5)	2,500	8,068	*
Thomas Wilson	10,395	(5)	6,257	16,652	*
Joseph M. Cormier	47,009	(8)	12,500	59,509	*
James P. Allen	109,869	(9)	18,216	128,085	1.38%
Alexander Drew	—		38,336	38,336	*
Timothy Jones	—		21,394	21,394	*
Directors and executive officers as a group (12 persons)	4,336,352		197,628	4,533,980	48.02%

*
Represents less than 1% of our outstanding Common Stock

(1)
The percentage of outstanding Shares owned is calculated by taking the number of Shares reflected in the column titled "Total Shares Beneficially Owned" divided by 9,243,812, the total number of Shares outstanding as of March 1, 2011, plus the number of options for such person or group reflected in the column titled "Options Currently Exercisable or Exercisable Within 60 Days."

(2)
This information is based upon information included in a Schedule 13G filed with the SEC on February 16, 2010 by Contego Systems LLC (Contego), Kende Holding kft (Kende), Global Strategies

  Group Holding, S.A. (GLOBAL) and Damian Perl, one of our Directors, as a group. Contego is wholly owned and managed by Kende, which is located at Zichy Jeno U. 4, Budapest, K5 1066. Kende is 99.98% owned and controlled by GLOBAL, which is located at 15 Boulevard Roosevelt, Luxembourg, L-2450. GLOBAL is controlled by Damian Perl, who shares an address with Contego. According to the filing, each of these entities holds shared voting power and shared dispositive power with respect to all of these Shares.

(3)
This information is based upon information included in a Schedule 13G/A filed with the SEC on February 11, 2011 by Ameriprise Financial, Inc. According to the filing, the Shares beneficially owned by Ameriprise Financial, Inc. were acquired by its subsidiary Columbia Management Investment Advisers, LLC, which is located at 100 Federal St., Boston, MA 02110. Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC share dispositive power with respect to all of these Shares.

(4)
This information is based upon information included in a Schedule 13G filed with the SEC on February 14, 2011 by Lord, Abbett & Co. LLC. According to the filing, the Shares beneficially owned by Lord, Abbett & Co. LLC are held on behalf of investment advisory clients. Lord, Abbett & Co. LLC reported holding sole voting power with respect to 393,480 of these Shares and sole dispositive power with respect to 470,780 of these Shares.

(5)
Includes 5,564 restricted Shares.

(6)
Includes 63,334 restricted Shares and 4,000 Shares owned indirectly by Hillen Family Trust.

(7)
These shares are owned by Contego. Contego is wholly owned and managed by Kende. Kende is 99.98% owned and controlled by GLOBAL, which is controlled by Mr. Perl. As a result, Mr. Perl has shared voting and investment power as to the Shares.

(8)
Includes 35,000 restricted Shares and 3,500 Shares owned indirectly by Joanne Mahoney Living Trust.

(9)
Mr. Allen has sole voting and investment power over 36,432 Shares and shared voting and investment power over 73,437 Shares, which are held by the Allen Family Trust in a brokerage margin account and as such have been pledged as security for the account.

 ANNEX II

March 2, 2011
The Board of Directors Global Defense Technology & Systems, Inc. 1501 Farm Credit Drive Suite 2300 McLean, VA 22102-5011
Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the Key Stockholder, as defined below) of the common stock, par value $0.01 per share (the "Company Common Stock"), of Global Defense Technology & Systems, Inc. (the "Company") of the Offer Price (as defined below) to be received by the holders of outstanding shares of Company Common Stock pursuant to the terms of that certain Agreement and Plan of Merger (the "Agreement") proposed to be entered into among Sentinel Acquisition Holdings Inc. ("Parent"), a direct wholly owned subsidiary of Parent ("Merger Sub") and the Company.

The Board of Directors of the Company (the "Company Board") has not asked us to render an opinion as to, and therefore our opinion does not address, the fairness of the Offer Price, from a financial point of view, to the stockholder of the Company that is proposing to sign the Tender Agreement (as defined in the Agreement) concurrently with the execution of the Agreement (the "Key Stockholder").

As will be more specifically set forth in the Agreement, and subject to the terms and conditions set forth therein: (a) Merger Sub will make a cash tender offer (as it may be amended from time to time as permitted by the Agreement, the "Offer") to purchase all of the issued and outstanding shares (the "Company Shares") of the Company Common Stock at a price per share of $24.25 net in cash without interest (the "Offer Price," which term includes any greater amount paid pursuant to the Offer); and (b) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction") and, at the effective time of the Merger, each Company Share that has not been tendered and accepted pursuant to the Offer will (except as otherwise provided in the Agreement) be converted into the right to receive an amount in cash, without interest, equal to the Offer Price.

Cowen and Company, LLC ("Cowen"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company dated May 17, 2009, as amended by the amendment thereto dated March 26, 2010 (the "Engagement Letter"), a significant portion of which is contingent upon the acquisition of a controlling or material interest in the outstanding Company Shares by Merger Sub pursuant to the consummation of the Offer. We will also receive a fee for providing this Opinion, which will be credited against the transaction fee, as will the retainer fee we received upon the initial execution of the Engagement Letter. As provided in the Engagement Letter, we acted as sole lead book-runner and managing underwriter for the Company's initial public offering of Company Shares in November 2009, for which services we received customary compensation. In addition, the Company has agreed to reimburse our expenses incurred in connection with, and indemnify us for certain liabilities that may arise out of, our engagements described above.
In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:
• a draft of the Agreement dated March 2, 2011;
• certain publicly available financial and other information for the Company and certain other relevant financial and operating data for the Company furnished to Cowen by Company management;
• certain internal financial analyses, financial forecasts (the "Company Forecasts"), reports and other information concerning the Company prepared by the management of the Company;

•       discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

• the reported price and trading history of the Company Common Stock as compared to the reported price and trading histories of the shares of certain publicly traded companies we deemed relevant;
• certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;
• certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant;

•       the implied purchase price for the Company Shares in a leveraged buyout of the Company based on the Company Forecasts and assumptions we deemed appropriate regarding levels of indebtedness incurred, required rates of return for investors and exit multiples we deemed appropriate;

•       based on the Company Forecasts, the unlevered free cash flows expected to be generated by the Company as a stand-alone entity to determine the present value of such cash flows on a discounted basis at various weighted-average costs of capital and exit multiples we deemed appropriate; and

• such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of Company management as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted, nor have assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company. We have further assumed that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that the Company Forecasts utilized in our analyses, provide a reasonable basis for our opinion. We express no opinion as to the Company Forecasts or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Parent, Merger Sub or the Parent Equity Provider (as defined in the Agreement) under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion does not address any legal, tax or accounting matters related to the Agreement or the Transaction, as to which we have assumed that the Company and the Company Board have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our opinion addresses only the fairness of the Offer Price, from a financial point of view, to the holders of Company Common Stock other than the Key Stockholder. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us in all respects material to our analyses. We have further assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the Offer Price.

It is understood that this letter is intended for the benefit and use of the Company Board in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. However, this Opinion may be reproduced in its entirety in any solicitation/recommendation statement or proxy statement relating to the Transaction filed by the Company under the Securities Exchange Act of 1934, as amended, and distributed to stockholders, provided this Opinion is reproduced in such solicitation/recommendation statement or proxy statement in full, and any description of or reference to Cowen or summary of the Opinion therein is in a form acceptable to Cowen and its counsel. This letter does not constitute a recommendation to any holder of Company Shares as to whether such holder should tender such holder's Company Shares pursuant to the Offer or vote such holder's Company Shares with respect to the Merger (should a vote of holders of Company Shares be required as a condition to the consummation of the Merger) or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.
This Opinion was reviewed and approved by Cowen's Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the holders of the Company Common Stock other than the Key Stockholder.
Very truly yours,

ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

            (a)       Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

            (b)       Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

                (1)       Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

                (2)       Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                  a.         Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                  b.         Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

                  c.         Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                  d.         Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

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                (3)       In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

            (c)       any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

            (d)       Appraisal rights shall be perfected as follows:

                (1)       If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                (2)       If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent

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    to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

            (e)       Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

            (f)        Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

            (g)       At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

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            (h)       After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

            (i)        The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

            (j)        The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

            (k)       From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

            (l)        The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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